DURASWITCH®



CHARTING GROWTH THROUGH GLOBAL LICENSING





2003 ANNUAL REPORT

NASDAQ:DSWT

LICENSING PATENTED ENABLING TECHNOLOGIES

DURASWITCH LICENSES PATENTED, ENABLING TECHNOLOGIES TO ESTABLISHED MANUFACTURERS AND OEMs WORLDWIDE. OUR COMPANY WAS FOUNDED ON A REVOLUTIONARY ELECTRONIC SWITCH TECHNOLOGY USING PERMANENT MAGNETS TO CREATE ROBUST, HIGHLY CUSTOMIZABLE PUSHBUTTONS, ROTARY DIALS AND MOUSE/CURSOR CONTROLS THAT CAN BE USED IN A WIDE RANGE OF APPLICATIONS. AS A TECHNOLOGY LICENSOR RATHER THAN A MANUFACTURER, WE HAVE PARTNERED WITH A WORLDWIDE, DIVERSE NETWORK OF ALLIES AND ADVOCATES FOR OUR TECHNOLOGIES. DURASWITCH'S LICENSING BUSINESS MODEL ALLOWS US TO MAINTAIN OUR CURRENT INFRASTRUCTURE AS OUR TECHNOLOGIES GAIN MARKET SHARE BY LEVERAGING OUR LICENSED PARTNERS' VAST HUMAN AND CAPITAL RESOURCES. DURASWITCH HAS CREATED A PARTNER NETWORK FOR OUR CURRENT TECHNOLOGY PORTFOLIO. THESE RELATIONSHIPS ARE AN AVENUE FOR ADDITIONAL TECHNOLOGIES AND MUTUALLY BENEFICIAL OPPORTUNITIES.





Dear Stockholders:

2003 was a year of both challenges and accomplishments. Our challenge is to support and promote our Licensees' sales and marketing activities in order to incorporate Duraswitch's royalty-bearing technologies into an increasing number of product applications. We are disappointed that our revenue remained fairly flat for 2003, but we believe we are in the adoption phase of our technologies for many of our key Licensees. As our Licensees have more successes and OEMs understand the various advantages, this revenue base will be the seed for future success. We did execute on a number of areas during the year, adding new key Licensees and expanding the types and number of applications using our technologies.

The surge in design reviews through Licensees that began in late 2002 continued into 2003. While these designs have brought Duraswitch technologies to a number of new industries and new applications, the volumes continue to be relatively low. Our licensing model is a simple one, designed to create partnerships and bring down barriers. That means non-exclusive Licensees pay a per-switch royalty for products using our technologies. High-volume applications for our technologies remain a key area of focus.

Licensees continued their record pace of design reviews in 2003. PushGate® continues to be used for industrial controls and medical equipment, and has been selected for a wide range of new applications including commercial appliances, transportation communications and home automation. We are seeing greater use of newer technologies as well, including the thiNcoder®, MagnaMouse™ and our various PushGate designs such as the High Impact and Large Key. These technologies offer great benefits over other types of switches. We are gratified to see these successes include follow-on projects and repeat customers from household names in the medical, industrial and consumer markets.

Our licensing model has allowed us to leverage our Licensees' resources and make reductions in our overhead structure, reducing our cash use without restricting our growth. During 2003, we completed cost-cutting measures that began in late 2002, including significant reductions in personnel. The measures lowered our operating expenses by almost 50 percent over the prior years. We ended the year with $4.3 million cash and a core group of 14 employees, down from 72 two years ago.

Our extensive Licensee network brings resources which include: their sales forces, independent sales reps, established customer relationships, engineering expertise and manufacturing capabilities that allow us to operate as a very lean organization. We have over 30 Licensees and strategic partners worldwide. This year we bolstered that base with some of the most prominent companies in the switch industry: Germany-based Siemens and Rafi, Sweden-based Danielson, Taiwan-based Printec, U.S.-based Advanced Input Devices, Japan-based Ishii Hyoki, Italy-based OXI and Russia-based Elcom. Each new licensee brings manufacturing expertise, an existing customer base, and expanded marketing reach for our technologies.

And, despite reducing our internal R&D, innovative uses and technology developments continue for Duraswitch. We recently announced PushFlex, a low-cost pushbutton technology, which has the potential to open new markets for our Licensees. We will also continue to partner with our Licensees and other strategic technology partners to further develop and refine our core technologies to meet customer specifications.

We are confident in our technology portfolio and licensing model. Looking toward 2004, we are working diligently to leverage the infrastructure we have built. We will support current Licensees in the commercialization of our existing technologies. We plan to partner to adapt our core technologies for specific customer applications, creating new, patented technologies. We plan to seek out additional innovative manufacturers who recognize the advantages of incorporating Duraswitch technologies into their product offering to their customers. We will also explore opportunities to leverage our existing licensing infrastructure with new technologies. Most importantly, we will focus on creating opportunities and stockholder value from the foundation we have in place today.

Sincerely,

Robert J. Brilon
President and CEO
March 2004

ANNUAL REPORT ON FORM 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended **December 31, 2003**

or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to _____________

Commission file number **001-15069**

Duraswitch Industries, Inc.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**88-0308867** (I.R.S. Employer Identification No.)
234 S. Extension Road **Mesa, Arizona** (Address of principal executive offices)	**85210** (Zip Code)

(480) 586-3300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, par value $0.001**

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ___ No X.

The aggregate market value of common stock held by nonaffiliates of the registrant (6,923,925 shares) based on the closing price of the registrant's common stock as reported on the NASDAQ SmallCap Market on June 30, 2003, which was the last business day of the registrant's most recently completed second fiscal quarter, was $14,194,046. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

Number of registrant's shares of common stock outstanding as of March 15, 2004 was 9,591,673.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Duraswitch Industries, Inc.
Form 10-K
For the Year Ended December 31, 2003

Table of Contents

Statement Regarding Forward-Looking Statements

The statements contained in this report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipations," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, and expenses for fiscal 2004 and thereafter; statements regarding our licensees' ability to successfully market and manufacture products using our technologies; the potential for our technologies in key markets; anticipated cost savings; our estimation of the benefits derived from our organizational reductions; our ability to drive high-volume applications resulting in revenue growth; potential acquisitions or strategic alliances; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no liability to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed in Item 1, "Business – Risk Factors."

Item 1. Business.

Overview

We have developed, patented and licensed innovative technologies utilizing a magnetic-based design for electronic switches. We are currently expanding the use of these technologies by licensing manufacturers to produce and sell products using our technologies. We believe these patented technologies allow us and our licensees to provide innovative solutions to the electronic switch design challenges faced by original equipment manufacturers, or OEMs, and component suppliers.

We maintain our executive offices at 234 S. Extension Road, Suite 103, Mesa, Arizona 85210, and our telephone number is (480) 586-3300. Our website is located at *www.duraswitch.com*. Through our website, we make available free of charge our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonable practicable after we electronically file those reports with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance committees; our Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholders requesting a copy from our corporate secretary at our principal executive offices

Industry Analysis

Electronic switches and Integrated Control Panels, or ICPs, are used in a wide variety of consumer, industrial and agricultural products, such as appliances, military equipment, airplanes, automobiles, security systems, temperature controls, point-of-sale systems, elevators, medical equipment, computers, gas pumps, beverage dispensers, gaming units, fitness equipment, consumer electronics and commercial food preparation equipment.

History of Electronic Switches. In the last hundred years, two basic switches have dominated the market for our switch technologies: electro-mechanical and membrane. In its simplest form, an electronic switch controls the flow of electric current: press the switch to complete the circuit and the current flows to operate a microprocessor, which in turn, performs the desired function. Electro-mechanical switches operate by pushing, turning or sliding a button, knob or lever to mechanically activate a series of movable parts that will close or complete a circuit within the switch itself. Although they offer excellent tactile feedback for the user, electro-mechanical switches are bulky, mechanically complex and can be difficult to integrate into certain ICPs.

Membrane switches consist of multiple, thin-film layers topped by an overlay with printed graphics or instructions to operate the device in which the switch is incorporated. A typical example of a membrane switch is found on most microwave oven control panels. Without tactile feedback, users may activate the switch multiple times, which could cause the opposite effect of what the user intended. To solve the feedback response problem, membrane switch manufacturers typically have offered a "beep" sound, light, or status icon on a display to inform the user when the switch has been activated. However, this solution increases the cost, complexity and size of the product to which it is added, thus decreasing the advantages of a membrane switch over an electro-mechanical switch.

The second option to overcome the feedback response problem is to incorporate a metal, rubber or plastic dome as part of the membrane switch. When pressed by a user, the center of the dome will invert and contact the circuit on the membrane layer beneath it. Domed membrane switches are prone to failure due to material fatigue, are much less reliable than membrane switches without domes and require inconsistent amounts of force to be activated. These limitations have frustrated users and increased the cost and design complexity while decreasing the reliability of the switch.

The Duraswitch Competitive Advantage

The keys to our technologies are simplicity of design and reliance on magnetic force, rather than mechanical parts or the elastic properties of materials, to operate a switch. Based on our experience and available research in the electronic switch and ICP industries, we believe our technologies offer several competitive advantages compared to switches and ICPs using traditional electro-mechanical or membrane switch technologies, including the following:

Significantly Greater Durability and Reliability. Our technologies rely on a magnetic-based design with few moving parts and virtually no stress, fatigue, or potential breaking points. By eliminating or reducing the mechanical complexity and precision required by traditional technologies, we believe switches made with our technologies are significantly more durable and reliable than traditional electro-mechanical and membrane switches. From January 1998 to January 2001, we tested one of our PushGate® pushbutton switches. It exceeded 500 million activations on an electronic counter. Additionally, multiple samples of new PushGate switch designs routinely successfully complete durability tests of between three and 50 million activations. We believe these test results support our belief in the reliability and durability of products manufactured using our PushGate technologies.

Inherent Feedback Response. Membrane switches and some electro-mechanical switches require additional cues such as beeps, lights or status icons to artificially provide feedback to the user which increases the complexity and total cost of the switch. Our PushGate design consistently produces a distinctive "click" each time the user activates our switch and eliminates the costs associated with additional cues.

Ease of Integration in Slim Profile, Environmentally Sealed Design. Because switches produced using our technologies use a thin, multiple layer design that incorporates a flexible circuit rather than bulky mechanical parts, they are easily integrated into flat panel/slim profile products currently desired by the market. This design also eliminates the need to breach the surface of the ICP, enabling our ICPs to be easily sealed, cleaned, disinfected and protected from harsh environmental conditions.

Value Engineering Alternative. We believe switches produced using our technologies offer a better overall value compared to switches using traditional technologies. The integration attributes of our technologies allow for a complete value engineering alternative to switch panel designs, which can allow for cost reductions in various components and manufacturing processes. In addition, devices using our switches are more durable and reliable than electro-mechanical switches and are therefore less costly to maintain.

Strategy

Our objective is to become the leading switch technology licensor in the electronic switch and ICP industries. In order to achieve this objective, we intend to implement the following strategies:

Maintain and Further Our Patented Technologies' Competitive Advantages. We intend to maintain and further our patented technologies' competitive advantages in order to make our technologies standard in the industry. We intend to pursue this strategy by aggressively marketing our technologies' advantages and broaden market awareness within our target industries. We are focusing our sales and marketing efforts on our licensing program and will work together with licensees and technology partners to develop further these technologies for specific commercial applications as it makes economic sense.

Increase Market Awareness of Duraswitch's Patented Technological Advantages. We plan to aggressively promote our patented technologies and design expertise to achieve widespread market awareness of our technologies' advantages. Our promotional efforts will target design engineers and purchasing managers, whom we believe are the primary decision makers within the switch purchasing market. These efforts will include increasing exposure in trade magazines, increasing traffic to our website, participating actively in vendor-sponsored seminars for design engineers and aggressively promoting our technologies in the trade media. We believe that promoting our success and our licensees' successes in providing custom-designed solutions for a number of high-profile companies will further enhance market awareness of our technologies and their unique competitive advantages.

License Switch Manufacturers and OEMs. We plan to continue to offer to license Duraswitch technologies to switch manufacturers, turnkey manufacturers and OEMs as a product extension and a market differentiation. We intend to target manufacturers in countries where we currently have little or no representation, as well as manufacturers and OEMs who directly manufacture for, or have key customers in, our target markets. When targeting OEMs, we offer to license directly, license preferred manufacturers or provide information on currently licensed manufacturers. We believe this flexible approach and the simplified requirement of our license agreements, whereby a non-exclusive licensee pays us per-switch royalties for use of our technologies, reduces barriers common to traditional licensing models that often require significant up-front fees to gain access and charge royalties on a percentage-of-sales basis.

Provide Full Service Training, Design Engineering and Marketing Support. We intend to be a "one stop shop" for electronic switch solution design engineering and marketing support for licensees of our technologies. We plan to provide engineering and sales training at our licensees' facilities, quarterly sales training in various locations across North America and Europe as well as Web cast training on engineering updates and sales strategies for our technologies. We believe we add value to our licensees' efforts by offering design reviews for new projects and by offering direct access to online design manuals. We will continue to expand our lead generation efforts to drive potential business to our licensees through e-mail and direct marketing campaigns. We plan to continue to enhance communications of our technology updates and sales techniques in order to support our licensees.

Form Strategic Technology Alliances. We have strategic technology alliances with the following:

- FLEXcon, a manufacturer of pressure-sensitive films and adhesives;
- Three-Five Systems Inc., a leading supplier of display products and systems solutions;
- Semtech Corp., a global supplier of firmware for human interface devices;
- CTI Electronics Corp., a manufacturer and global distributor of industrial keyboards, joysticks and trackballs;
- Durel Corp., the largest supplier of electroluminescent (EL) systems in the world; and
- Hanaco Manufacturing Co., a leading source of elastomer rubber overlays for keypads.

We believe that technology and marketing alliances not only help expand our reach, but also help us to source materials for our licensees. We intend to pursue additional strategic technology alliances with companies offering complementary technologies to leverage resources and expertise in engineering, marketing, training and purchasing and to increase the variations and options that licensees can offer their customers by designing our technologies into their products.

Target Key Industries with Potential for High-Volume Applications. We intend to continue to market the advantages of our patented technologies to key high-volume markets including appliance, medical and industrial controls. We believe that we have developed the technologies that meet the needs of these industries and can educate OEMs on the benefits of utilizing our technologies in future designs. In marketing directly to OEMs, we plan to be a source for design ideas by educating engineers on the benefits our technologies offer. We promote the solutions our technologies have provided for similar industries. We will also support our licensees' sales efforts through sales calls and engineering support.

Leverage Our Licensing Model with Additional Technologies. Our licensing model employs a network of manufacturers and technology alliances that sell to and manufacture products for the electronics industry. We believe these partnerships can provide an avenue to commercialize additional technologies and open new mutually-beneficial relationships. We intend to pursue growth opportunities that expand our portfolio of licensable technologies as it makes economic sense.

Technologies

We have a number of switch applications based on our patented magnetic-based technologies. We have licensed the PushGate®, thiNcoder® and MagnaMouse™ to our licensees. Our non-exclusive licensees typically pay royalties of $0.08 per PushGate, ($0.10 including the licensed component charge), between $0.25 and $0.75 per thiNcoder, and between $0.25 and $0.75 per MagnaMouse, depending on volume. Licensees are charged separately for any licensed components they purchase from us. Current prices for licensed components range from $0.02 per PushGate to $1.75 per thiNcoder subassembly. Fees for additional technologies will be determined upon release.

The Duraswitch PushGate®. A typical Duraswitch PushGate switch consists of up to five bonded micro-thin layers of material, which collectively measure less than 1/10th of an inch. The top layer of the switch is printed with a graphical overlay that indicates which buttons must be pressed to activate a desired function, such as the "on," "defrost" and "cook" buttons on a microwave oven. Below the top layer is a thin, flexible layer of permanent magnetic material. Below the magnetic layer is spacer material containing a hole through which a patented metal disc is pushed. The disc has a small, raised, off-center button that is pushed by the user through the surface of the switch. A flexible circuit or printed circuit board (PCB) is located at the bottom of the switch. When the button is pressed, the disc separates from the magnet and the underside of the disc completes the circuit by touching the contacts located on the printed circuit. When the button is released, the magnet pulls the disc away from the switch contacts into its resting position, and the circuit is broken. This magnetic-based design produces a consistent tactile feedback response to the user each time the switch is activated.

In 2001, we introduced the PushGate Island construction which reduces the number of material layers and allows for the switching element of the PushGate to be fabricated as a freestanding subassembly that can be easily inserted into a foam layer. The ability to manufacture the PushGate as an Island simplifies the manufacturing process and reduces cost.

In 2002, we introduced a number of unique constructions including the Large-Key PushGate and High-Impact PushGate incorporating PushGate technology. Each of these constructions provides distinct advantages in certain applications.

The Duraswitch thiNcoder®. The Duraswitch thiNcoder resembles a typical volume control knob on a car radio or a selector knob on a washing machine, except that unlike an electro-mechanical rotary switch, our switch is integrated on a flex-circuit. The entire assembly can be less than 1/10th of an inch thick. The Duraswitch thiNcoder consists of a rotary knob containing embedded magnets all fastened to a flat surface. The top of the surface displays instructions for the user. The bottom of the surface seals a circular space below the magnet containing small gold-plated balls. Between the magnets and the gold-plated balls are printed electronic circuits, which are activated through contact with the gold-plated balls. When the user turns the knob, the magnet within the rotary knob causes the gold-plated balls to rotate within their circular space. As the balls roll across the flex-circuit membrane, they close or open the circuit and convey the user's instructions to the device. The design of the Duraswitch thiNcoder also allows for a tactile feedback response to the user, such that the user can feel each "click" as the knob is turned. The thiNcoder can be utilized by the appliance industry and other industries that require a large number of selector positions.

The Duraswitch MagnaMouse™. The Duraswitch MagnaMouse is an omni-directional switch that works by using a disc-shaped actuator held by magnetic attraction. Pushing on the switch surface or any custom designed key cap closes the contact and actuates the MagnaMouse. Electrodes are arranged to produce different outputs when contacted in different locations. The MagnaMouse allows for the integration of cursor control devices into ultra-thin, durable control panels.

The Duraswitch PushFlex. The Duraswitch PushFlex technology combines a commonly available magnet sheet and a magnetically receptive actuating layer to create a unique switch construction. The actuating layer is a slotted flat configuration that aligns to holes cut in the magnetic layer. Together, these layers form a web of switches.

Customers

Our success depends in part on our licensees' ability to incorporate our technologies into OEM's designs and products in key industry segments. As a result, we have licensed various custom and turnkey switch manufacturers to produce switches for devices in a wide variety of industries. Some of the key industries in which our licensees operate include the following: elevator, beverage dispensing, energy management, test and measurement, medical, point-of-sale, appliance, vending machine, gaming, recreational marine, industrial automation, health and fitness, restaurant equipment, gas pump, mass transit, computer, lighting and sound, aerospace and industrial controls.

In May 2000, Duraswitch received $4 million from Delphi Automotive Systems LLC, in exchange for: (a) Delphi's exclusive right to utilize and manufacture our patented switch technologies for the automotive industry, (b) a warrant to purchase 225,000 shares of our common stock at $7 per share and (c) an option to purchase approximately 1.65 million shares of our stock. The license agreement with Delphi generated licensing revenue of $409,753 or 54% of licensing revenue and $409,380 or 55% of licensing revenue in 2003 and 2002, respectively. Licensing revenue from Delphi primarily resulted from the recognition of deferred licensing revenue which was recorded in 2000.

Intellectual Property

Our success also depends in part on maintaining and protecting our proprietary technologies. As a result, we have adopted an intellectual property protection policy designed to deter and stop infringement. To deter infringement, we file U.S. and foreign patents for relevant material technological advances and warn against potential infringement by posting patent numbers on our products, packaging and published materials. Examples of these materials include our website, brochures, advertisements and some technology samples. We have not had to become involved in infringement litigation to protect our intellectual property, however, we intend to prosecute litigation against infringers if necessary.

In order to protect our trade secrets and other intellectual property, we also require our employees, contract workers, consultants, advisors and collaborators to enter into confidentiality agreements, which prohibit the disclosure of proprietary information to third parties or the use of our proprietary information for commercial purposes. Our technical and sales employees also must agree to disclose and assign to us all methods, improvements, modifications, developments, discoveries and inventions conceived or developed on the job, using our property, or relating to our business. As of December 31, 2003, we had $789,184 of capitalized costs related to patents, net of accumulated amortization.

As of December 31, 2003, we held 18 U.S. patents and 19 foreign patents. We also have patent applications pending in the United States, Mexico, Canada, France, Great Britain, China, Taiwan, Italy and Germany. We have made further filings under the Patent Cooperation Treaty, which makes it possible to seek patent protection for an invention simultaneously in each of a large number of countries by filing an "international" patent application.

We have registered the following trademarks with the United States Patent and Trademark Office: "Duraswitch®", "Duraswitch" as a stylized word with a unique "D", "The World is Switching®", "PushGate®", and "thiNcoder®".

Research, Development and Commercial Application Engineering

We have three people in our research, development and commercial application engineering department who focus on patenting and adapting our technologies for commercialization through our licensees. In 2002 and 2001, we dedicated a large amount of our resources to research and development and the protection of our patented technologies. Through those efforts, we believe we developed a portfolio of patented and patent-pending technologies that meet the needs of our licensees, their customers and our target markets. In 2003, we focused our engineering efforts on the commercialization of these technologies through our licensees.

In late 2002, we announced cost-cutting initiatives that included significant personnel reductions. We made additional reductions in research and development personnel during 2003 and expect research development expenses to decrease in 2004 as compared to 2003 levels. During 2003, 2002 and 2001, we spent $917,610, $2,614,905, and $2,773,221, respectively, on research, development and commercial application engineering efforts.

Sales and Marketing

We have three people in the sales and marketing department who focus on supporting our existing licensees, marketing our technologies to OEMs, obtaining new licensees and forming technology alliances. In support of our licensees, we train their internal and independent sales and marketing teams on Duraswitch technologies.

Website: www.duraswitch.com. We believe design engineers and purchasing managers, the individuals most likely to make the decision to incorporate our technologies in their products, frequently use the Internet to search for design solutions. Therefore, our website, www.duraswitch.com, is a key component of our current direct marketing efforts. Most of our advertising and promotional materials direct readers to our website. In addition to attracting potential licensees to our website for information, we use our website to generate interest in our technologies. Using our website as a promotional tool is also less expensive than other methods, is interactive and reaches a global audience. Our website has several features, including the following:

- information about the advantages of our patented technologies, accompanied by articles published by third parties about our products;
- virtual demonstrations of our technologies and products;
- technical data to assist design engineers in designing ICPs and electronic products using Duraswitch components;
- e-mail communication links to our design engineers and sales representatives to facilitate dialogue about how our technologies can be integrated into customers' products;
- information on products available through our current licensees' customers; and
- benefits and the process for obtaining information about licensing rights to utilize and manufacture Duraswitch technologies.

Licensee Support. Our existing licensees and their sales representatives are an extension of our marketing effort as they sell our technologies to their customers. We provide direct support by attending sales calls and with one-on-one design reviews and conference calls. We also provide generalized support and training to keep licensees abreast of technology developments, improvements in processes, and sales tools. To communicate this, we have created a licensee-only section on our website that includes:

- *Click*: an e-newsletter highlighting engineering, manufacturing and procurement updates;
- *The REPort*: an e-newsletter with sales tips, licensee success stories, and technology updates;
- web cast training: interactive presentation on Duraswitch technologies given multiple times to accommodate various time zones, and also archived;
- online training manuals: complete design and manufacturing manuals for our technologies available online to ensure updates and enhancements are available immediately;
- sales presentations, marketing literature, images and logos available for licensees to download and integrate with their own branded sales materials;
- strategic technology partner contacts for procurement and support for complementary products that our licensees often use when manufacturing our technologies.

We are also able to negotiate with vendors who provide magnets, adhesives and other materials used in the manufacture of our technologies to provide our licensees with preferred pricing.

Public Relations. We target technical periodicals for media exposure in an effort to raise awareness of Duraswitch technologies and our licensing strategy. Our public relations campaigns have included editorial coverage of our technologies, co-operative advertising opportunities with licensees and listings in industry-specific supplier guides. We believe this is a cost-effective method of capturing the attention of design engineers and OEMs and educating them on the benefits of our technologies. Articles on our technologies have been included in numerous trade publications including *Design News, EDN (Electronic Design News), EE Times, ECN (Electronic Component News), EPN (Electronic Product News),* as well as industry-specific publications such as *Appliance Magazine*, *National Petroleum News*, and *Elevator World.*

Seminars and Trade Shows. We present training seminars about our technologies at some vendor-sponsored events for product design engineers. At these seminars, we are able to meet attendees and provide them with information about our technologies through multi-media presentations, product demonstrations, brochures and samples. We support the efforts of, and often partner with, licensees and technology partners to broaden awareness of our technologies at these events. For example, at *electronica 2002*, the world's largest international summit for the electronics industry held bi-annually in Germany, Duraswitch technologies were represented in several licensee booths in addition to our own sales team's attendance.

Our sales and marketing team conducts regional training seminars for licensees and their sales representatives. Over the past year, we held four regional seminars, training approximately 120 sales representatives that are associated with our licensees on the advantages of our technologies.

Competition

We operate in an industry characterized by intense competition. We believe that our primary competitors are manufacturers of electro-mechanical and dome membrane switches. Many of these manufacturers have established products, broad brand and name recognition and significantly greater resources than we do. Our strategy has not been to compete directly with these manufacturers, but to offer to license them our switch technologies. If these manufacturers, as licensees, incorporate our technology into their switches, we will have converted our competitors into business partners and Duraswitch technology advocates.

While a licensing business model fosters cooperation, switch manufacturers may not adopt Duraswitch's technologies. In particular, manufacturers may be reluctant to alter current designs or have other long-standing relationships that may affect the manufacturers' decision to use one technology over another, even if our technologies offer additional benefits.

Employees

As of March 15, 2004, we had 14 employees. None of our employees are covered by collective bargaining agreements and we consider our employee relations to be good.

Risk Factors

You should carefully consider the following factors, in addition to those discussed elsewhere in this report, in evaluation of our company and our business:

We depend on our relationship with Delphi. We enter into license agreements and other similar contractual relationships under which we license our technologies. Any termination or breach of our relationship with Delphi, cessation of operations by Delphi, or non-performance under the license agreement by Delphi, could have a material adverse effect on our business. Our license agreement with Delphi requires Delphi to pay us minimum royalty payments of $12 million during 2004 through 2007. The first $1 million royalty payment will be earned effective June 30, 2004 and is due July 1, 2004. Subsequent payments are due as follows: $2 million on July 1, 2005; $3 million on July 1, 2006; and $6 million on July 1, 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum royalty payments during that period. After June 30, 2012, either party may convert the agreement to a non-exclusive agreement through 2020.

Our technologies may not gain market acceptance. Our success will depend in part on the commercial acceptance of our patented technologies. To be accepted, our technologies must meet the expectations of our potential customers. We market our technologies directly to OEMs, whose products utilize switches, and to our licensees to encourage them to incorporate our technologies in the switches they supply to OEMs, focusing on the advantages of our switches over the electro-mechanical and dome membrane switches. If the OEMs or our licensees ultimately decide to continue with their existing switch technologies, our business would be adversely affected.

Should we be unable to protect our proprietary technologies, their value and our competitive position would be significantly impaired. Although we seek to protect our intellectual property rights through patents, copyrights, trade secret protection and other measures,

- we may be unable to adequately protect our technologies;
- competitors may be able to develop similar or better technologies independently;
- any of our pending patent applications may not be issued; or
- intellectual property laws may not continue to protect our intellectual property rights, particularly as we expand

our licensing in foreign countries where the local laws do not provide a strong protection of intellectual properties or recognize international treaties.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to license technology. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property claims against technologies used in our business. Any such claims, with or without merit, could be time-consuming to defend, would result in costly litigation and divert the efforts of our personnel. Claims of intellectual property infringement might require us to enter into costly royalty or license agreements. Additionally, we might be unable to obtain royalty or license agreements on terms acceptable to us. A successful claim of patent or other intellectual property infringement against us could have a material adverse affect on our business. We are not currently involved in any litigation to protect our technologies from infringement or to defend against claims of infringement.

Acquisitions could divert management's time and attention, dilute the voting power of existing shareholders, and have a material adverse effect on our business. As part of our growth strategy, we may acquire complementary businesses and assets. Acquisitions that we may make in the future could result in the diversion of time and personnel from our business. We also may issue shares of common stock or other securities in connection with acquisitions, which could result in the dilution of the voting power of existing stockholders and could dilute earnings per share. Any acquisitions would be accompanied by other risks commonly encountered in such transactions, including the following:

- difficulties integrating the operations and personnel of acquired companies;
- additional financial resources required to fund the operations of acquired companies;
- potential disruption of our business;
- our ability to maximize our financial and strategic position by the incorporation of acquired technology or businesses with our product offerings;
- difficulty of maintaining uniform standards, controls, procedures, and policies;
- potential loss of key employees of acquired companies;
- impairment of employee and customer relationships as a result of changes in management;
- significant expenditures to consummate acquisitions; and
- difficulties in meeting applicable regulatory requirements.

Our quarterly revenue and operating results may fluctuate. Our results may fluctuate from those in prior quarters and will continue to do so due to a variety of factors. These factors include:

- establishment, growth or loss of licensee relationships;
- timing of introductions, production and sales cycles of new products by our licensees incorporating our technologies, which is at the discretion of our licensees and their customers; and
- market acceptance of our technologies.

Our stock price may be volatile. The stock market has experienced extreme volatility that often has been unrelated or disproportionate to the performance of particular companies. These market fluctuations may cause our stock price to decrease regardless of our performance. The market price of our common stock has been, and in the future could be, significantly affected by factors such as, but not limited to:

- actual or anticipated fluctuations in operating results;
- announcements of our technologies or our competitors' technologies, new licensees or other business developments;
- sales or the perception in the market of possible sales by insiders or others which could have a disproportionate effect on our stock price due to our typically low trading volume.

The stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. Recently, the market price of our common stock, like that of many technology companies, has experienced significant fluctuations. For instance, from August 26, 1999, the date we became a reporting company, to March 15, 2004, the price of our common stock ranged from $0.56 to $17.92 per share. On March 15, 2004, the last reported sale price of our common stock was $2.29.

The market price of our common stock has been, and is likely to continue to be, significantly affected by expectations of analysts and investors. Reports and statements of analysts do not necessarily reflect our views.

We depend on our management team. Our future success will be largely dependent on the efforts of key management personnel. The loss of one or more of these key employees could have a material adverse effect on our business. We depend upon the services of Robert J. Brilon, our Chief Executive Officer, President, and Chief Financial

Officer and Anthony J. Van Zeeland, our Chief Technology Officer. Mr. Brilon has extensive experience in the formation, financing and management of entrepreneurial companies. Mr. Van Zeeland has over 30 years experience in the switch industry. We have employment agreements with Mr. Brilon for a term that expires April 30, 2005 and with Mr. Van Zeeland for a term that expires December 31, 2007.

We may have difficulty protecting our intellectual property rights overseas. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in some foreign countries. Because some of our products are sold and a portion of our business is conducted overseas, our exposure to intellectual property risks may be higher.

Rights to acquire shares of common stock could result in dilution to other holders of common stock. As of December 31, 2003, we had options to purchase 1,042,440 shares of common stock outstanding under our stock option plans at a weighted average exercise price of $9.02 per share. We have filed registration statements under the securities laws to register the common stock to be issued under our stock option plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144. At December 31, 2003, there were outstanding warrants to purchase 425,000 shares of common stock at a weighted average exercise price of $7.59 per share. These warrants expire in 2004 if they are not exercised. The existence of such stock options and warrants could adversely affect the terms on which we can obtain additional financing, and the option and warrant holders can be expected to purchase shares at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of common stock on terms more favorable to us than those provided by such options and warrants.

We have a history of operating losses and expect to incur losses in the immediate future. We have had substantial losses since our inception and we expect to incur additional losses as we expand our licensing business. We expect to commit substantial resources to the establishment and support of new licensee relationships.

We are unable to accurately estimate future revenue based upon historical performance and we cannot assure you if and when we will become profitable.

Risks related to rapidly changing technology. Our results of operations will depend in part on successful management of the challenges of rapidly changing technology and evolving industry standards characteristic of the market for switch technology. These challenges include predicting the nature and timing of technological changes and the direction of evolving industry standards and identifying, developing and successfully marketing new technologies as they emerge. We work with our licensees and OEMs to design solutions specific to their needs and the needs of their customers.

Our growing international business activities subject us to risks that could reduce the demand for our products and increase our operating expense. In 2003, net revenue from international licensees represented 23% of our total net revenue. We have been expanding our licensing business with international licensees and expect that net revenue from international licensees will increase. To date, all of our licensing revenue and substantially all of our costs have been denominated in U.S. dollars. We expect that net revenue and substantially all of our costs will continue to be denominated in U.S. dollars for the foreseeable future. We could be significantly affected by other risks associated with international activities, including the following:

- different technology standards and design requirements;
- longer payment cycles for and greater difficulties collecting accounts receivable;
- fluctuations in currency exchange rates;
- nationalization, expropriation and limitations on repatriation of cash;
- social, economic, banking and political risks;
- taxation;
- changes in U.S. laws and policies affecting trade, foreign investment and loans; and
- changes in enforcement of laws protecting intellectual property.

Item 2. Properties.

Our principal administrative and design facilities are located in Mesa, Arizona, where we presently lease 7,006 square feet of office space in a building located at 234 South Extension Road. Our lease terminates on December 31, 2005, subject to our option to extend the term for three additional one-year periods. We believe our current facilities will be sufficient for our operational purposes for the foreseeable future and any additional facilities needed thereafter will be available on commercially reasonable terms.

Item 3. Legal Proceedings.

From time to time we may be subject to claims and litigation incident to our business. As of March 15, 2004, we were not a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Market Information

Our common stock has been listed on the NASDAQ SmallCap Market under the symbol "DSWT" since December 20, 2002 and was listed on the NASDAQ National Market System from October 11, 2000 to December 19, 2002. Between August 26, 1999 and October 10, 2000, our common stock was traded on the American Stock Exchange under the symbol "DRA." The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the NASDAQ National Market or NASDAQ SmallCap Market, as applicable.

	High	Low
Fiscal Year Ended December 31, 2004		
First Quarter (through March 15, 2004)	$ 2.75	$ 1.60
Fiscal Year Ended December 31, 2003		
First Quarter	$ 1.30	$ 0.67
Second Quarter	3.00	0.50
Third Quarter	2.21	1.25
Fourth Quarter	2.20	1.45
Fiscal Year Ended December 31, 2002		
First Quarter	$ 9.20	$ 7.00
Second Quarter	8.02	4.93
Third Quarter	7.41	2.40
Fourth Quarter	2.53	0.89

Dividends

We have never declared any cash dividends on our common stock since we currently intend to retain any future earnings to finance future growth. We do not intend to declare any dividends on our common stock in the foreseeable future.

Holders

As of March 15, 2004, there were approximately 300 holders of record of our common stock. We believe that our common stock is held by more than 2,000 beneficial holders.

Item 6. Selected Financial Data.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Consolidated Statement of Operations Data (1)					
Licensing revenue	$ 760	$ 747	$ 835	$ 533	$ -
Product revenue	-	25	150	1,786	1,674
Total net revenue	760	772	985	2,319	1,674
Gross profit (loss)	657	616	728	264	(355)
Net loss	(2,551)	(4,706)	(5,390)	(4,110)	(3,475)
Net loss per common share, basic and diluted	$ (0.27)	$ (0.49)	$ (0.57)	$ (0.49)	$ (0.58)
Weighted average common shares outstanding, basic and diluted	9,591	9,532	9,443	8,436	6,034

(1) No cash dividends were declared or paid in any year presented.

	December 31,				
	2003	2002	2001	2000	1999
	(In thousands)				
Consolidated Balance Sheet Data					
Cash and cash equivalents	$ 4,257	$ 7,037	$ 12,016	$ 16,446	$ 5,885
Total assets	6,243	9,502	14,816	19,098	8,238
Long-term debt, net of current portion	-	8	26	44	125
Total stockholders' equity	$ 4,373	$ 6,857	$ 11,532	$ 15,749	$ 6,871

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our audited consolidated financial statements and associated notes appearing elsewhere in this report.

Overview

We have developed, patented and licensed innovative technologies utilizing a magnetic-based design for electronic switches. We are currently expanding the use of these technologies by licensing manufacturers to produce and sell products using our technologies. We believe these patented and patent-pending technologies allow us and our licensees to provide innovative solutions to the design challenges faced by OEMs and component suppliers.

During 2000, we started to implement our business model of licensing our technologies rather than manufacturing switches ourselves. We completed this transition in June 2001 and expect substantially all of our future revenues to come from our licensing efforts. As of March 15, 2004, we had 29 licensees, foreign and domestic. Because the revenue generated from licensing switch technologies is lower than the revenue from manufacturing the same number of switches, we expected our net revenue to decrease during our transition to licensing. Concurrently, our gross profit as a percentage of revenue increased because the cost of goods sold associated with licensing is much lower than with manufacturing.

We anticipate that licensing revenue will fluctuate from period to period. It will be difficult for us to predict the timing and magnitude of such revenue, as it depends on the licensees' ability to market, produce and ship products that incorporate our technologies. We believe that the amount of licensing revenue for any period is not necessarily indicative of results for any future period.

Our research, development and commercial application engineering expenses are comprised mainly of personnel and occupancy costs. Our selling, general and administrative expenses are comprised mainly of personnel costs, depreciation, and occupancy costs.

During the second quarter of 2001, we completed the transition to a licensing business model away from switch manufacturing and, as a result, the relationship between net revenue, cost of goods sold, and operating expenses reflected in our financial information may not represent future expected financial relationships.

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported or expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition. We enter into licensing agreements with our customers. Our licensing strategy incorporates a simplified requirement whereby the licensee purchases licensed components from us. The purchase price of the licensed components includes the royalty fee. When the components are shipped, we recognize licensing revenue and licensing cost of goods sold. In some cases where no licensed components are supplied, we are paid a royalty per switch manufactured by the licensee and we recognize revenue in the period the switch is manufactured. In the case of the Delphi minimum royalty payments, we recognize revenue as it is earned: either as Delphi sells products incorporating our technologies; or in the event that the royalties earned on the sale of Delphi products is less than the minimum royalty payment, we recognize the difference between royalties previously recognized and the minimum royalty payment as revenue on June 30 of each applicable year.

Some of our licensees have prepaid royalties to us pursuant to their license agreements. These prepayments are recorded as deferred revenue. This deferred revenue is recognized as licensing revenue when earned under the licensing agreement. If a licensee purchases a licensed component from us, the royalty is earned when the licensed component is shipped. If the licensee is directly manufacturing our switches without purchasing licensed components from us, we consider the royalty earned when the switch is manufactured. In the case of our exclusive license agreement with Delphi, the up-front payment is nonrefundable and the portion of the $4.0 million payment allocated to deferred revenue is being amortized over the initial seven-year term of the agreement. (See Note 7 of our Notes to Consolidated Financial Statements.)

Inventory Valuation. Our inventory is primarily comprised of licensed components, which are sold to licensees. We state inventories at the lower of cost or market value, determined using the first-in, first-out method. Our policy is to write down our inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. We base the estimate on our assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in our estimates, additional inventory write-downs might be required. We reflect any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to us.

Impairment or Disposal of Long-Lived Assets. We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Additionally, goodwill is reviewed on an annual basis. Our intangible assets are primarily our patents and the goodwill associated with the acquisition of Aztec Industries. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets.

We evaluate the recoverability of property and equipment and intangibles (excluding goodwill) not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to its carrying value. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

We evaluate goodwill for impairment by comparing the estimated fair value of our company, which is the only reporting unit, with the carrying value, including goodwill. The estimated fair value is based on the best information available under the circumstances, including quoted market prices in stock markets, valuation techniques based on earnings, or independent valuations. If the fair value of our company exceeds the carrying amount, goodwill is not considered to be impaired. If the carrying amount of our company exceeds our fair value, the fair value of the goodwill is calculated, and the excess of the carrying value of the goodwill over its fair value is recorded as an impairment loss. To determine the fair value of goodwill, our fair value is allocated to all of our assets and liabilities, and any excess of fair value of our company over the fair value of our assets and liabilities is the estimated fair value of goodwill.

Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Net Revenue. We recorded net revenue of $759,912 for the year ended December 31, 2003, compared to $772,169 for the year ended December 31, 2002, a decrease of $12,257. The decrease is due to the expected decrease in product revenue as a result of the completion of our transition from manufacturing to licensing switch technologies.

Licensing revenue was $759,912 and $747,494 for the years ended December 31, 2003 and 2002, respectively, an increase of $12,418 or 2%. Our licensing revenue is primarily comprised of the recognition of revenue resulting from the recognition of deferred revenue from our license agreement with Delphi and per-switch revenue from non-exclusive licensees who manufacture switches incorporating our technologies. The per-switch revenue includes royalties and revenue from the sale of licensed components.

To date, the majority of non-exclusive licensing revenue has been related to our PushGate pushbutton technology. The number of unit sales of royalty-bearing PushGates has fluctuated during the last three years from approximately 1.8 million in 2001, to 2.8 million in 2002 to 2.3 million in 2003. The increase in units from 2001 to 2002 was primarily related to a sale of one million units to one licensee. The decrease from 2002 to 2003 was primarily due to the 2002 sale of one million units to one licensee not being replicated in 2003 and was offset by increased unit sales to other licensees.

Our license agreement with Delphi generated licensing revenue of $409,753 or 54% of our licensing revenue and total net revenue for the year ended December 31, 2003 and $409,380 or 55% of our licensing revenue and 53% of our total net revenue for the year ended December 31, 2002. Licensing revenue from Delphi primarily resulted from the recognition of deferred licensing revenue, which was recorded in 2000. Delphi's license agreement also includes minimum royalty payments of $12 million during 2004 through 2007. The first minimum royalty payment of $1 million will be earned effective June 30, 2004 and is due July 1, 2004. The remaining installments are due as follows: $2 million July 1, 2005; $3 million July 1, 2006; and $6 million due July 1, 2007.

Product revenue was $0 and $24,675 for the years ended December 31, 2003 and 2002, respectively, a decrease of $24,675. The decrease reflects our transition to a technology licensing company. The $24,675 of product revenue for the year ended December 31, 2002 was related to fees received for engineering services we had provided to a customer in prior periods that were in dispute. We do not expect to have any significant product revenue in the future.

Cost of Goods Sold. Total cost of goods sold and licensing cost of goods sold was $103,304 for the year ended December 31, 2003, compared to $156,406 for the year ended December 31, 2002, a decrease of $53,102. The decrease in cost of goods sold and increase in gross profit as a percentage of revenue to 86% in 2003 from 80% in 2002 was primarily due to a 2002 charge to licensing cost of goods sold related to earlier versions of licensed components that will no longer be promoted and will only be considered as an alternative to our current licensed component inventories in limited circumstances. There was no comparable charge in 2003. We anticipate that our gross profit as a percentage of revenue will fluctuate in future periods as we experience changes in the percentage of revenue generated from sales of licensed components, royalties from licensees who manufacture products utilizing our technologies without purchasing licensed components from us and the recognition of deferred revenue from our licensing agreement with Delphi.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $2,299,750 for 2003, compared to $2,857,609 for 2002, a decrease of $557,859. The decrease in selling, general and administrative expenses was primarily related to personnel reductions. We expect 2004 general and administrative expenses to decrease as we significantly reduced our ongoing occupancy costs on January 1, 2004 when we entered into a new long-term building lease, saving approximately $200,000 annually. Additionally in 2004, we will see the full-year effect of our 2003 personnel reductions. As revenue increases, additional commission expense will be incurred including a 5% commission on cash received from Delphi related to their license agreement.

Research, Development and Commercial Application Engineering. Research, development and commercial application engineering expenses were $917,610 for 2003, compared to $2,614,905 for 2002, a decrease of $1,697,295. The decrease was primarily attributable to costs related to decreased research and development personnel. In 2001, we added personnel and increased our modeling and testing capabilities, resulting in increased costs. As we entered 2002, we began to reduce these expenses primarily by reducing research and development personnel. In 2002 and 2003, research and development expenses decreased each quarter from the preceding quarter. We anticipate that 2004 research, development and commercial application engineering expenses will decrease due to reductions in occupancy costs, personnel, and depreciation.

In October 2002, we announced cost-cutting initiatives that included significant reductions in research and development personnel focused on new technologies. In 2003, we continued the cost cutting initiatives and made further personnel reductions. As part of our reduced research and development activities, we entered into a new employment agreement with our co-founder and Chief Technology Officer. The new agreement reduced his salary and time commitment to Duraswitch by 50%. We have created a portfolio of patented and patent-pending technologies, which are available through our licensees. The efforts of our remaining personnel will continue to be directed at commercializing our technologies as opposed to also focusing on the creation of new technologies. They will continue to support our licensees in their efforts to commercialize our existing patented and patent-pending technologies.

Loss from Operations. As a result of the decreases in selling, general and administrative expenses and research, development and commercial application engineering expenses, loss from operations decreased to $2,560,752 for the year ended December 31, 2003, compared to $4,856,751 for the year ended December 31, 2002, a decrease of $2,295,999.

Other Income-Net. Other income-net was $10,191 for 2003 compared to $150,699 for 2002, a decrease of $140,508. The decrease in other income-net is due to the decrease in investment income as a result of lower interest rates and lower average cash balances and to the $43,073 loss recorded for the disposal of fixed assets.

Net Loss. The decrease of $2,155,491 or 46% in the net loss to $2,550,561 for the year ended December 31, 2003 from $4,706,052 for the year ended December 31, 2002 was primarily a result of decreased selling, general and administrative expenses and decreased research and development expenses.

Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Net Revenue. We recorded net revenue of $772,169 for the year ended December 31, 2002, compared to $985,312 for the year ended December 31, 2001, a decrease of $213,143. The decrease is due primarily to the expected decrease in product revenue as a result of the completion of our transition from manufacturing to licensing switch technologies and decreased licensing revenue resulting from a decrease in per-switch royalties and a decrease in the per-design review revenue.

Licensing revenue was $747,494 and $835,541 for the years ended December 31, 2002 and 2001, respectively, a decrease of $88,047 or 11%. Our licensing revenue is primarily comprised of the recognition of revenue resulting from the recognition of deferred revenue from our license agreement with Delphi and per-switch revenue from non-exclusive licensees who manufacture switches incorporating our technologies. The per-switch revenue includes royalties and revenue from the sale of licensed components.

To date, the majority of non-exclusive licensing revenue has been related to our PushGate pushbutton technology. The number of unit sales of royalty-bearing PushGates has increased during the last three years from approximately one million in 2000, 1.8 million in 2001, to 2.8 million in 2002. Revenue has not tracked this increase because the average revenue earned per PushGate during 2002 was just over $0.10, the low end of the $0.10-0.30 range, compared to average per-PushGate revenue of $0.17 in 2001. The increase in the quantity of licensed components sold was primarily related to a sale of one million units to one licensee. The decrease in the per-switch royalties resulted from volume discounts. Licensing revenue was also impacted by a decrease in fees related to the review of customer designs. The primary reason for the decrease in design review fees was a reduction of the amount billed per-design review. At the same time, we experienced an increase in the number of design reviews. As contemplated in our license agreements, we have lowered these fees as our licensees have gained experience and become more proficient with our technologies as well as to remove barriers to commercial acceptance.

Our license agreement with Delphi generated licensing revenue of $409,380 or 55% of our licensing revenue and 53% of our total net revenue for the year ended December 31, 2002 and $411,362 or 49% of our licensing revenue and 42% of our total net revenue for the year ended December 31, 2001. Licensing revenue from Delphi primarily resulted from the recognition of deferred licensing revenue which was recorded in 2000.

Product revenue was $24,675 and $149,771 for the years ended December 31, 2002 and 2001, respectively, a decrease of $125,096. The decrease reflects our transition to a technology licensing company. The $24,675 of product revenue for the year ended December 31, 2002 was related to fees received for engineering services we had provided to a customer in prior periods that were in dispute. We do not expect to have any significant product revenue in the future.

Cost of Goods Sold. Cost of goods sold was $156,406 for the year ended December 31, 2002, compared to $256,838 for the year ended December 31, 2001, a decrease of $100,432. The decrease in cost of goods sold and the increase in gross profit as a percentage of revenue to 80% in 2002 from 74% in 2001 reflects our transition from the low-margin business of manufacturing switch panels to the high-margin business of licensing. We anticipate that our gross profit as a percentage of revenue will fluctuate in future periods as we experience changes in the percentage of revenue generated from sales of licensed components, royalties from licensees who manufacture products utilizing our technologies without purchasing licensed components from us and the recognition of deferred revenue from our licensing agreement with Delphi.

Licensing cost of sales for 2002 was $156,406 compared to $100,540 in 2001, an increase of $55,866. The increase in licensing cost of goods sold for the year ended December 31, 2002 was primarily due to a $73,171 charge to licensing cost of goods sold related to earlier versions of licensed components that will no longer be promoted and will only be considered as an alternative to our current licensed component inventories in limited circumstances. This increase was offset by a 34% reduction in our per-unit cost of licensed components and decreased sales of other materials with low gross margins.

Product cost of goods sold was $0 in 2002 compared to $156,298 in 2001, a decrease of $156,298. The decrease in product cost of goods sold was due to the completion of our transition to a licensing business model from a product-based model.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $2,857,609 for 2002, compared to $3,899,652 for 2001, a decrease of $1,042,043. Selling, general and administrative expenses in 2001 included a charge of $397,431 related to costs associated with the resignation of our former Chief Executive Officer. No such charge was recorded in 2002. The remainder of the decrease in selling, general and administrative expenses was primarily related to reductions in executive and support personnel.

Research, Development and Commercial Application Engineering. Research, development and commercial application engineering expenses were $2,614,905 for 2002, compared to $2,773,221 for 2001, a decrease of $158,316. The decrease was primarily attributable to costs related to decreased research and development personnel. During 2001, research and development expenses increased every quarter as we ramped up our research and development activities to expand our technology portfolio and develop various adaptations of our core technologies. We added personnel and increased our modeling and testing capabilities, resulting in increased costs. As we entered 2002, we began to reduce these expenses primarily by reducing research and development personnel. In 2002, research and development expenses decreased each quarter from the preceding quarter.

Loss from Operations. As a result of the decreases in selling, general and administrative expenses and research, development and commercial application engineering expenses, loss from operations decreased to $4,856,751 for the year ended December 31, 2002, compared to $5,944,399 for the year ended December 31, 2001, a decreased loss of $1,087,648.

Other Income-Net. Other income-net was $150,699 for 2002, compared to $554,245 for 2001, a decrease of $403,546. The decrease in other income-net is due to the decrease in investment income as a result of lower interest rates and lower average cash balances.

Net Loss. The decrease of $684,102 or 13% in the net loss to $4,706,052 for the year ended December 31, 2002 from $5,390,154 for the year ended December 31, 2001 was primarily a result of decreased selling, general and administrative expenses and decreased research and development expenses, which were offset by the reduction in investment income.

Liquidity and Capital Resources

We had cash and cash equivalents of $4,256,978 on December 31, 2003. During the past three years, we have experienced decreases in our cash and cash equivalents primarily as a result of cash used in operations offset by the proceeds from the stock sales related to the exercise of employee stock options.

Net cash used in operating activities during the year ended December 31, 2003 was $2,791,532. Cash used in operating activities consisted primarily of the net loss, a decrease in deferred licensing revenue, and a decrease in accrued salaries and benefits that were all partially offset by depreciation and amortization.

Net cash provided by investing activities during the year ended December 31, 2003 was $3,438. Our net cash provided by investing activities consisted primarily of proceeds from the sale of equipment that had been used for research and development and for manufacturing marketing pieces. The sale proceeds were partially offset by investments in patents.

Net cash provided by financing activities during the year ended December 31, 2003 was $8,113, consisting primarily of net proceeds from the sale of stock related to the exercise of employee stock options, which was partially offset by principal payments on capital lease obligations.

Our license agreement with Delphi requires Delphi to pay us minimum royalty payments totaling $12 million during 2004 through 2007. The first $1 million minimum royalty payment is earned effective June 30, 2004 and is due on July 1, 2004. Subsequent payments are due as follows: $2 million on July 1, 2005; $3 million on July 1, 2006; and $6 million on July 1, 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum annual royalty payments during that period. After June 30, 2012, either party may convert the agreement to a non-exclusive agreement through 2020.

At December 31, 2003, we had approximately $20.3 million in net operating loss carryforwards available for federal and state income tax purposes. We have not recognized any benefit from these operating loss carryforwards, which expire in 2011 through 2023.

We have employment agreements with our executive officers. These agreements call for a base salary and bonuses. These agreements also provide for salary and benefits in the event of separation. Effective December 31, 2001, our former Chief Executive Officer resigned his position. His employment agreement provided for salary and benefits in the event of termination or resignation. As such, we recorded a charge of $397,431 during the year ended December 31, 2001 to be paid over an 18-month period. At December 31, 2003 the entire amount had been paid.

We have experienced significant operating losses since our inception. During 2002 and 2003 we reduced our personnel to 14 employees from 72 at December 31, 2001. We entered into a new lease agreement on January 1, 2004 and significantly reduced our occupancy costs as we reduced our lease commitment from 33,650 square feet to 7,006 square feet. As a result of these factors and other cost cutting initiatives we anticipate that our cash and working capital requirements will decrease in 2004 from 2003 historical levels. However, our capital expenditures and working capital requirements could increase depending on our operating results and other adjustments to our operating plan as may be needed to respond to competition or unexpected events.

We believe that our cash on hand will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least 12 months. We continually evaluate our working capital needs and we may seek to obtain additional working capital through debt or equity offerings. There can be no assurance that additional funds will be available on acceptable terms. In the event that additional funds are not available on acceptable terms, we could be required to reduce the scope of or cease operations.

The following table sets forth our contractual obligations and commitments as of December 31, 2003:

	Payments Due by Period			
Contractual obligations	**Less than 1 year**	**1-3 years**	**Thereafter**	**Total**
Capital lease obligations (including interest)	$ 8,766	$ -	$ -	$ 8,766
Operating leases	43,609	44,529	-	88,138
Purchase order obligations	41,555 (1)	93,500 (2)	-	135,055
Total contractual cash obligations	$ 93,930	$ 138,029	$ -	$ 231,959

(1) Represents open commitments to acquire licensed components within the next twelve months.

(2) Represents the cost of tooling for volume production of PushGate Island magnets which is being built to our specifications. Commitment will be reduced by each component part which is sold by the vendor.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not use derivative financial instruments to manage these risks and do not hold or issue financial instruments for trading purposes.

We are currently exposed to credit risk on credit extended to our licensees. Based on the credit worthiness of our licensee base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse affect on our business, financial position, results of operations or cash flows.

Additionally, we are exposed to some market risk through interest rates related to our investment of cash and cash equivalents of approximately $4 million. The risk is not considered material and we manage such risk by evaluating the best investment rates available for short-term high-quality investments.

Presently, all of our receivables and substantially all of our payments are denominated in U.S. dollars and, consequently, we believe we have no foreign currency exchange rate risk. However, in the future, we may enter into agreements in foreign currencies that may subject us to foreign exchange rate risk. There can be no assurance that our future efforts to reduce foreign exchange risk will be successful.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Duraswitch Industries, Inc.
Mesa, Arizona

We have audited the accompanying consolidated balance sheets of Duraswitch Industries, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Duraswitch Industries, Inc. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Phoenix, Arizona

March 11, 2004

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,256,978	$ 7,036,959
Accounts receivable (net of allowance for doubtful accounts of $12,000 in 2003 and 2002)	49,763	11,191
Inventory – Net (Note 4)	171,522	192,915
Prepaid expenses and other current assets	113,434	168,121
Total current assets	4,591,697	7,409,186
PROPERTY AND EQUIPMENT – Net (Notes 5 and 8)	314,712	786,506
GOODWILL – Net	443,874	443,874
PATENTS – Net (Note 6)	789,184	743,447
OTHER ASSETS	103,837	119,116
TOTAL	$ 6,243,304	$ 9,502,129
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 73,452	$ 23,933
Accrued salaries and benefits	162,817	500,413
Other accrued expenses and other current liabilities	164,469	231,973
Deferred licensing revenue (Note 7)	471,033	460,803
Current portion of capital leases payable (Note 8)	8,213	18,110
Total current liabilities	879,984	1,235,232
LONG-TERM LIABILITIES:		
Capital leases payable (Note 8)	-	8,213
Other non-current liabilities	29,687	36,750
Deferred licensing revenue - long-term (Note 7)	960,638	1,364,601
Total long-term liabilities	990,325	1,409,564
Total liabilities	1,870,309	2,644,796
COMMITMENTS AND CONTINGENCIES (Notes 3 and 14)		
STOCKHOLDERS' EQUITY (Notes 9 and 10):		
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding in 2003 and 2002	-	-
Common stock, $.001 par value, 40,000,000 shares authorized in 2003 and 2002, 9,591,673 and 9,534,195 shares issued and outstanding in 2003 and 2002, respectively	9,592	9,534
Additional paid-in capital	27,383,479	27,317,314
Accumulated deficit	(23,020,076)	(20,469,515)
Total stockholders' equity	4,372,995	6,857,333
TOTAL	$ 6,243,304	$ 9,502,129

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
NET REVENUE (Note 3):			
Licensing (Note 7)	$ 759,912	$ 747,494	$ 835,541
Product	-	24,675	149,771
Total net revenue	759,912	772,169	985,312
COST OF GOODS SOLD:			
Licensing	103,304	156,406	100,540
Product	-	-	156,298
Total cost of goods sold	103,304	156,406	256,838
Gross profit	656,608	615,763	728,474
OPERATING EXPENSES:			
Selling, general and administrative	2,299,750	2,857,609	3,899,652
Research, development and commercial application engineering	917,610	2,614,905	2,773,221
Total operating expenses	3,217,360	5,472,514	6,672,873
LOSS FROM OPERATIONS	(2,560,752)	(4,856,751)	(5,944,399)
OTHER INCOME – Net	10,191	150,699	554,245
NET LOSS	$ (2,550,561)	$ (4,706,052)	$ (5,390,154)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (0.27)	$ (0.49)	$ (0.57)
WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	9,591,090	9,532,463	9,443,313

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE, DECEMBER 31, 2000	9,266,696	$ 9,267	$ 26,112,732	$ (10,373,309)	$ 15,748,690
Employee stock options exercised	261,999	262	1,172,738		1,173,000
Net loss				(5,390,154)	(5,390,154)
BALANCE, DECEMBER 31, 2001	9,528,695	9,529	27,285,470	(15,763,463)	11,531,536
Employee stock options exercised	5,500	5	31,844		31,849
Net loss				(4,706,052)	(4,706,052)
BALANCE, DECEMBER 31, 2002	9,534,195	9,534	27,317,314	(20,469,515)	6,857,333
Employee stock options exercised	22,696	23	26,200		26,223
Issuance of stock for services	34,782	35	39,965		40,000
Net loss				(2,550,561)	(2,550,561)
BALANCE, DECEMBER 31, 2003	9,591,673	$ 9,592	$ 27,383,479	$ (23,020,076)	$ 4,372,995

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (2,550,561)	$ (4,706,052)	$ (5,390,154)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	421,779	410,976	418,546
Issuance of stock for services	40,000	-	-
Loss on disposal of equipment	8,932	7,205	2,552
Reserve for inventory obsolescense	22,000	125,000	12,700
Bad debt expense	-	11,000	-
Changes in operating assets and liabilities:			
Accounts receivable	(38,572)	79,743	122,485
Inventory	(607)	(41,996)	(37,636)
Prepaid expenses and other current assets	61,874	18,537	4,338
Accounts payable	49,519	(60,879)	32,343
Accrued salaries and benefits	(337,596)	(75,325)	254,089
Other accrued expenses and other current liabilities	(67,504)	65,061	(57,377)
Other non-current liabilities	(7,063)	(144,490)	181,240
Deferred licensing revenue	(393,733)	(406,727)	(429,111)
Net cash used in operating activities	(2,791,532)	(4,717,947)	(4,885,985)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Increase in patents	(90,255)	(192,803)	(283,464)
Decrease in other assets	-	7,914	14,838
Repayment of advance to employee	-	-	40,000
Proceeds from sale of equipment	137,230	-	7,000
Purchases of property and equipment	(43,537)	(91,027)	(448,488)
Net cash provided by (used in) investing activities	3,438	(275,916)	(670,114)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from sale of stock	26,223	31,849	1,173,000
Principal payments on capital leases	(18,110)	(17,457)	(46,035)
Net cash provided by financing activities	8,113	14,392	1,126,965
DECREASE IN CASH AND CASH EQUIVALENTS	(2,779,981)	(4,979,471)	(4,429,134)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,036,959	12,016,430	16,445,564
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 4,256,978	$ 7,036,959	$ 12,016,430
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION – Cash paid for interest	$ 2,714	$ 5,413	$ 12,169

See notes to consolidated financial statements.

1. NATURE OF BUSINESS

Duraswitch Industries, Inc. (the "Company") develops, patents and licenses electronic switch technologies used to operate or control products in a wide variety of commercial and consumer applications. The Company has built domestic and foreign patent protection for its technologies and is entering into license agreements with switch manufacturers and OEMs worldwide to achieve widespread distribution of its technologies. During 2000, the Company started to implement its business model of licensing its technologies rather than manufacturing switches. The Company has completed this transition and expects almost all of its future revenue to come from its licensing efforts. Licensing royalties are earned on a per switch basis.

The Company has experienced significant operating losses since its inception. The Company raised net proceeds of approximately $8.2 million from its public offering in August 1999. In May 2000, the Company received $4.0 million from Delphi Automotive Systems LLC, ("Delphi"), for the exclusive right to utilize and manufacture the Company's patented switch technologies for the automotive industry, a warrant to purchase 225,000 shares of stock and a short-term option to purchase approximately 1.65 million shares of common stock. In June 2000, Delphi exercised its option to purchase approximately 1.65 million shares of the Company's common stock at $7 per share, representing approximately 18% of the Company's outstanding shares, for approximately $11.5 million in cash.

The Company believes that it will be able to meet its presently projected cash and working capital requirements for at least the next 12 months. The timing and amounts of cash used will depend on many factors, including the Company's ability to increase revenue, control expenditures and become profitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following paragraphs summarize the significant accounting policies followed by the Company in the preparation of its financial statements.

Principles of Consolidation. All material intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents. The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Inventory. Inventory is carried at the lower of cost, determined using the FIFO ("first-in, first-out") method, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. The Company bases the estimate on its assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in its estimates, additional inventory write-downs might be required. The Company reflects any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to it.

Property and Equipment. Depreciation is computed using the straight-line method over the useful lives of the related assets as follows:

Computer software	3 years
Computer equipment	5 years
Other machinery and equipment	5 years
Office furniture and fixtures	7 years

Leasehold improvements are amortized over the lesser of their estimated useful life or the term of the lease.

Patents. Patents are reported at cost, net of accumulated amortization, and are amortized using the straight-line method over the estimated life of twenty years.

Goodwill. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangibles*. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, eliminates the pooling-of-interests method of accounting for business combinations, and identifies criteria for the establishment of identifiable intangible assets separate from goodwill resulting from a business combination. SFAS No. 142 requires companies to cease amortizing goodwill. SFAS No. 142 also establishes a new method of testing goodwill and other intangibles for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The standard became effective for the Company beginning January 1, 2002. The adoption of these standards did not have a material effect on the Company's financial position or results of operations. Total goodwill amortization for the year ended December 31, 2001 was $72,946. Accordingly, the net loss for the year ended December 31, 2001, assuming non-amortization of goodwill, would have been $5,317,208. Net loss per share, basic and diluted, would have been $0.56 for the year ended December 31, 2001.

Revenue Recognition. The Company enters into licensing agreements with its customers. The Company's licensing strategy incorporates a simplified requirement whereby the licensee purchases defined licensed components from the Company. The licensed component revenue includes the royalty for the rights to manufacture, assemble and sell patented Duraswitch technologies. In some cases, where no components are supplied, the Company is paid a royalty per switch manufactured and we recognize revenue in the period the switch is manufactured. The Company's non-exclusive licensees typically pay royalties of $0.08 per PushGate ($0.10 including the licensed component cost) and between $0.25 and $0.75 per thiNcoder, and between $0.25 and $0.75 per MagnaMouse, depending on volume. The terms of some of its license agreements require prepayment of royalties to the Company. The prepayments are recorded as deferred revenue and licensing revenue is recognized when the royalties are earned under the licensing agreements. Royalties are considered earned when the licensee purchases component parts from the Company or, when component parts are not supplied by the Company, royalties are considered earned when the licensee manufactures a switch utilizing Duraswitch technologies. In the case of the Delphi minimum royalty payments, we recognize revenue as it is earned: either as Delphi sells products incorporating our technologies; or in the event that the royalties earned on the sale of Delphi products are less than the minimum royalty payment, we recognize the difference between royalties previously recognized and the minimum royalty payment as revenue on June 30 of each applicable year. The deferred revenue received from Delphi in 2000 is being amortized over the initial seven-year term of the exclusive license agreement ending June 30, 2007.

Stock-Based Compensation. At December 31, 2003, the Company has three stock-based employee compensation plans, which are described more fully in Note 10. SFAS No. 123, *Accounting for Stock-Based Compensation* encourages, but does not require, companies to record as compensation expense, over the vesting period, the fair value of all stock-based awards on the date of grant. The Company has chosen to account for these plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of all stock option grants is estimated on the date of grant in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following assumptions: an expected risk-free interest rate of 2.4 percent, 2.9 percent, and 4.0 percent for options granted in 2003, 2002 and 2001, respectively, an expected life of three years, an expected volatility rate of 80 percent, 69 percent and 56 percent for options granted in 2003, 2002 and 2001, respectively, and an expected dividend rate of zero percent. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31,		
	2003	**2002**	**2001**
Net loss, as reported	$ (2,550,561)	$ (4,706,052)	$ (5,390,154)
Less: Total stock-based employee expense determined under fair value based method for all awards, net of related tax effects	(234,265)	(350,212)	(634,663)
Pro forma net loss	$ (2,784,826)	$ (5,056,264)	$ (6,024,817)
Loss per share:			
Basic and diluted, as reported	$ (0.27)	$ (0.49)	$ (0.57)
Basic and diluted, pro forma	$ (0.29)	$ (0.53)	$ (0.64)

Income Taxes. Deferred taxes are provided on temporary differences between the tax basis of assets and liabilities for financial reporting purposes and income tax purposes. The valuation allowance reduces deferred tax assets to an amount that represents the Company's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized.

Loss Per Common Share. Basic loss per share is computed by dividing the loss attributable to the stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of shares of common stock outstanding plus the effect of any stock options or warrants if they are dilutive. All stock options and warrants were anti-dilutive in 2003, 2002 and 2001.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company evaluates the recoverability of property and equipment and intangibles not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. Goodwill from acquisitions related to a group of assets being evaluated for impairment is included in the evaluation. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to cost. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

New Accounting Pronouncements. In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This Interpretation addresses the disclosures to be made by a guarantor in its financial statements and its obligations under guarantees. The Interpretation also clarifies the requirements related to the recognition of a liability by the guarantor at the inception of a guarantee. Per the Interpretation, initial recognition of a liability will be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted FIN 45 as of January 1, 2003, and there was no impact on our financial position or results of operations.

Effective December 31, 2003, the Company adopted FASB Interpretation No. 46 ("FIN 46") (revised December 2003) *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46R"). FIN 46R replaced FIN 46 and clarified the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company did not have any variable interest entities as of December 31, 2003, and the consolidation requirements of FIN 46R will apply immediately to all variable interest entities created after December 31, 2003. Adoption of FIN 46R had no impact on the Company's consolidated financial statements.

Effective June 1, 2003, the Company adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The company did not have any such instruments outstanding at December 31, 2003. The adoption of SFAS No. 150 had no impact on the Company's consolidated financial statements.

Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short-term maturities of these instruments. The fair value of notes payable and capital leases approximate the carrying value of these instruments because the terms are similar to those in the marketplace under which they could be replaced.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. CONCENTRATIONS

The Company maintained its cash and cash equivalents in three financial institutions at December 31, 2003. At December 31, 2003, the Company maintained cash and cash equivalents at financial institutions in excess of federal depository insurance.

In 2003, Delphi represented 54 percent of net revenue. In 2002, Delphi represented 53 percent of net revenue and Memtron Technologies Inc. and Xymox Technologies Inc. each represented 11 percent of net revenue. In 2001, Delphi represented 42 percent of net revenue and Siemens Cerberus product revenue represented 11 percent of net revenue. Net revenue from Delphi resulted primarily from recognition of deferred licensing revenue which was recorded in 2000.

4. INVENTORY

The Company's inventory is primarily comprised of licensed components and other raw materials. The licensed components are sold to licensees and the other materials are primarily used for research and development projects and marketing samples. The sale of licensed components and other materials to licensees is recognized as licensing revenue and the cost of the components and other materials sold to licensees is recorded as licensing cost of goods sold when the components and other materials are shipped to the licensee. Other raw materials are primarily used to produce research and development pieces and marketing samples, which are expensed when used.

Inventory consists of the following at December 31:

	2003	2002
Raw materials:		
Licensed components	$ 247,607	$ 230,585
Other materials	21,415	100,630
Less reserve for obsolete inventory	(97,500)	(138,300)
Inventory - net	$ 171,522	$ 192,915

The Company recorded charges of $22,000, $125,000 and $12,700 to increase the reserve for obsolete inventory in 2003, 2002 and 2001, respectively.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2003	2002
Computer equipment and software	$ 439,614	$ 611,490
Other machinery and equipment	325,236	720,077
Leasehold improvements	138,073	305,276
Office furniture and fixtures	73,669	122,209
Total	976,592	1,759,052
Less accumulated depreciation	(661,880)	(972,546)
Property and equipment - net	$ 314,712	$ 786,506

Depreciation expense for property and equipment was $353,833, $349,919 and $289,483 for the years ended December 31, 2003, 2002, and 2001, respectively.

During the second quarter of 2003, the Company began outsourcing the manufacture of research and development pieces and marketing samples and further reduced its research and development activities. As a result, equipment which had previously been utilized in these activities was offered for sale to our licensees and on our website. During 2003 we recorded an impairment loss of $21,194 and a gain on the sale of Assets Held for Sale of $55,335. Both the impairment loss and the gain have been included in selling, general and administrative expenses. At December 31, 2003, the net carrying value of the remaining equipment that is classified as Assets Held for Sale is $15,336.

6. PATENTS

Amortization expense for patents was $44,518, $37,628 and $32,673 for the years ended December 31, 2003, 2002 and 2001, respectively. The estimated amortization expense for existing patents is $46,825 for each of the next five years.

The gross carrying amount and accumulated amortization of patents are as follows:

	2003	2002
Patents	$ 975,052	$ 884,797
Accumulated amortization	(185,868)	(141,350)
Patents - net	$ 789,184	$ 743,447

7. DEFERRED LICENSING REVENUE

In April 2000, the Company entered into a license agreement with Delphi that gives Delphi the exclusive right to utilize and manufacture the Company's patented switch technologies for the automotive industry. In connection with the license agreement, the Company also issued a warrant to Delphi to purchase 225,000 shares of common stock at $7.00 per share and a short-term option to purchase 1,651,846 shares of common stock at $7.00 per share. In exchange, Delphi paid the Company a nonrefundable payment of $4.0 million and agreed to pay a royalty fee for each switch sold by Delphi. The term of the exclusive license agreement is seven years. The agreement also requires Delphi to make minimum royalty payments totaling $12 million during the initial seven-year term ending June 30, 2007. The first payment of $1 million is due on July 1, 2004. Subsequent payments are as follows: $2 million on July 1, 2005; $3 million on July 1, 2006; and $6 million on July 1, 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum annual royalty payments during that period. After June 30, 2012, either party may convert the agreement to a non-exclusive agreement through 2020.

The estimated fair value of the warrant and the option was $1,134,338, as determined using the Black-Scholes valuation model. The remaining value of the nonrefundable payment totaling $2,865,662 was recorded as deferred revenue and is being amortized over the initial seven-year term of the exclusive license agreement.

The licensing agreement with Delphi generated licensing revenue of $409,753 and $409,380 for the years ended December 31, 2003 and 2002, respectively, which primarily resulted from the revenue recognition of deferred licensing revenue which was recorded in 2000.

8. CAPITAL LEASES

The Company has capital leases for property and equipment with a gross value of $34,800 and a net book value of $8,120 at December 31, 2003. The amortization of fixed assets acquired with capital leases is included in depreciation expense. At December 31, 2003, the present values of future minimum capital lease payments are as follows:

2004 payments	$ 8,766
Less interest at 13.29%	553
Present value of minimum capital lease obligations	8,213
Less current portion of capital lease obligations	8,213
Long-term portion of capital lease obligations	$ -

9. STOCKHOLDERS' EQUITY

Common Stock. In 2003, we issued 34,782 shares at a value of $40,000 in exchange for consulting services.

Preferred Stock. As of December 31, 2003, no preferred stock is outstanding. The Company's Board of Directors is authorized, subject to any limitations prescribed by Nevada law, but without further action by the stockholders, to provide for the issuance of serial preferred stock in one or more series; to establish from time to time the number of shares to be included in these series; to fix the designations, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof; and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. The Board of Directors may authorize and issue serial preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

Warrants. On November 20, 1998, pursuant to a consulting agreement and prior to becoming an employee of the Company, our current Chief Executive Officer was granted a warrant to purchase 47,059 shares of non-registered common stock at an exercise price of $3.19. These warrants expired on November 20, 2003.

In connection with the public offering that closed in September 1999, the underwriter was granted warrants to purchase 200,000 shares of common stock at an exercise price of $8.25 per share. If not exercised, these warrants will expire on August 26, 2004.

On April 20, 2000, the Company sold a warrant to Delphi to purchase 225,000 shares of common stock at an exercise price of $7.00 per share. If not exercised, this warrant will expire on April 20, 2004 (Note 7).

A summary of changes in outstanding warrants is as follows:

	Warrants	Price Range
Balance, January 1, 2001	472,059	$3.19 - $8.25
Issued	-	
Exercised	-	
Balance, December 31, 2001	472,059	$3.19 - $8.25
Issued	-	
Exercised	-	
Balance, December 31, 2002	472,059	$3.19 - $8.25
Issued	-	
Exercised	-	
Expired	(47,059)	$3.19
Balance, December 31, 2003	425,000	$7.00 - $8.25

10. STOCK OPTION PLANS

Effective May 1, 1997, the Board of Directors approved a stock option plan (the "1997 Option Plan"). This plan provides for the granting of incentive and nonqualified stock options to officers, directors and employees of the Company. The plan also provides for the granting of nonqualified stock options to any director, consultant or other individual whose participation the Board of Directors determines to be in the best interest of the Company. The number of shares authorized for options under the 1997 Option Plan is 823,535.

The Company's 1999 Stock Option Plan (the "1999 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on March 8, 1999. The number of shares of common stock authorized subject to options under the 1999 Option Plan is 235,294 shares.

The Company's 2000 Stock Option Plan (the "2000 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on June 19, 2000 and was amended on May 20, 2002. The number of shares of common stock authorized subject to options under the 2000 Option Plan is 500,000 shares.

The total number of shares available for grant under all three plans is 59,803 at December 31, 2003.

The Company accounts for the fair value of the options issued to non-employees in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation.* The Company did not record compensation cost during 2003, 2002 and 2001 as no options were granted to non-employees other than to directors during that time period.

As permitted by SFAS No. 123, the Company has elected to continue to measure cost for its stock-based compensation plans with employees and directors using the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no compensation cost has been recognized, as the option prices are equal to or greater than fair market value of the stock on the grant dates.

Options granted under all plans expire up to ten years from the date of grant. Options that expire or terminate prior to exercise are added to the shares available for future grants.

A summary of changes in stock options is as follows:

	Option Shares	Weighted Average Exercise Price
Balance, January 1, 2001	973,792	$ 10.13
Granted	131,100	$ 10.55
Exercised	(261,999)	$ 4.50
Expired or terminated	(31,194)	$ 15.62
Balance, December 31, 2001	811,699	$ 10.13
Granted	301,400	$ 3.39
Exercised	(5,500)	$ 6.14
Expired or terminated	(34,900)	$ 7.35
Balance, December 31, 2002	1,072,699	$ 9.61
Granted	156,500	$ 1.86
Exercised	(22,696)	$ 1.16
Expired or terminated	(164,063)	$ 7.19
Balance, December 31, 2003	1,042,440	$ 9.02

	2003	2002	2001
Exercisable at the end of the year	990,940	1,029,633	786,699
Weighted average fair value of options granted during the year	$ 0.99	$ 1.52	$ 4.29

A summary of options outstanding and exercisable as of December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 0.81 - $ 1.06	172,800	8.9	$ 1.04	172,800	$ 1.04
$ 1.83 - $ 3.38	161,700	9.4	$ 2.14	110,200	$ 3.14
$ 6.00 - $ 10.85	460,172	6.3	$ 7.48	460,172	$ 7.48
$ 13.01 - $ 22.31	247,768	4.0	$ 21.92	247,768	$ 21.92
$ 0.81 - $ 22.31	1,042,440	6.7	$ 9.02	990,940	$ 9.48

11. INCOME TAXES

Net deferred tax assets consist of the following at December 31:

	2003	2002
Deferred tax assets:		
Operating loss carryforwards	$ 8,102,140	$ 7,944,706
Capitalized research and development	1,167,109	-
Research and development credits	723,601	370,349
Deferred licensing revenue	572,668	730,162
Other	150,295	305,497
Total	10,715,813	9,350,714
Less valuation allowance	(10,340,742)	(8,970,556)
Total	375,071	380,158
Deferred tax liabilities:		
Patents	(314,474)	(326,183)
Other	(60,597)	(53,975)
Total	$ -	$ -

During the years ended December 31, 2003, 2002 and 2001, the Company increased the valuation allowance by $1,370,186, $1,993,272, and $3,437,316, respectively, against deferred tax assets. The increase in the valuation allowance recorded in 2003, 2002 and 2001 includes $6,146, $3,463, and $1,121,965, respectively, for net operating loss carryforwards related to stock compensation. The benefit of the utilization of these net operating loss carryforwards would be recorded as a credit to additional paid-in capital. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income in the period that temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company's net operating loss carryforwards of approximately $20.3 million for federal and state income tax purposes expire in 2011 through 2023.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for 2003, 2002 and 2001 due to the following:

	2003	2002	2001
Benefit calculated at statutory rate	$ 867,191	$ 1,600,057	$ 1,832,652
Increase (decrease) in income resulting from:			
State income taxes, net	153,034	282,363	323,409
Permanent differences	343,815	107,389	159,290
Valuation allowance	(1,364,040)	(1,989,809)	(2,315,351)
Total	$ -	$ -	$ -

12. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements included elsewhere in this report. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year:

	2003 - Quarter Ended,			
	December 31	September 30	June 30	March 31
Licensing revenue	$ 246,777	$ 192,863	$ 161,245	$ 159,027
Total net revenue	246,777	192,863	161,245	159,027
Gross profit	204,923	161,989	147,722	141,974
Net loss	(528,898)	(475,794)	(821,042)	(724,827)
Net loss per common share, basic and diluted (1)	$ (0.06)	$ (0.05)	$ (0.09)	$ (0.08)

	2002 - Quarter Ended,			
	December 31	September 30	June 30	March 31
Licensing revenue	$ 174,986	$ 150,164	$ 237,412	$ 184,932
Product revenue	-	-	-	24,675
Total net revenue	174,986	150,164	237,412	209,607
Gross profit	85,074	140,916	196,190	193,583
Net loss	(1,155,968)	(1,060,925)	(1,196,346)	(1,292,813)
Net loss per common share, basic and diluted (1)	$ (0.12)	$ (0.11)	$ (0.13)	$ (0.14)

(1) Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly net earnings per share may not equal the annual amounts reported.

13. SEGMENT REPORTING

The Company operates and reports internally as one segment and substantially all of its assets are located in the United States. Revenue by geographic area is determined based upon the location of the licensee or customer. The U.S. is the only country with net revenue in excess of 10% of total net revenue. Net revenue by geographic region for the years ended December 31, 2003, 2002, and 2001 is as follows:

	2003	2002	2001
U.S.	$ 586,176	$ 678,021	$ 876,077
Europe	106,577	86,201	32,175
Other	67,159	7,947	77,060
Total	$ 759,912	$ 772,169	$ 985,312

14. COMMITMENTS

Management Services Agreement. The Company has a management services agreement with a company owned and operated by the founders, two major stockholders. This management agreement requires the Company to pay a management service fee equal to 1.1 percent of the invoiced sales price for all Company-patented technology component switches and integrated switch panels sold by the Company. Also, the Company has agreed to pay an equivalent percentage of any license or sublicense fees received from the patented technologies. This agreement remains in effect until the expiration of the last patent, which may be issued on the switch technologies. During 2003, 2002 and 2001, the Company paid approximately $3,100, $5,100 and $9,200, respectively, under this agreement.

Employment Agreements. The Company has employment agreements with its executive officers. These agreements call for a base salary and bonuses. These agreements also provide for salary and benefits in the event of separation.

Effective December 31, 2001, the former Chief Executive Officer resigned his position. His employment agreement provided for salary and benefits in the event of termination or resignation. As such, the Company recorded a charge of $397,431 for the year ended December 31, 2001 to be paid over an 18-month period. At December 31, 2003, $0 remained to be paid.

Lease Agreements. Rent expense for the periods ended December 31, 2003, 2002 and 2001 approximated $199,000 each year. Rent payments in 2003 were approximately $222,000. Future minimum rental payments are $43,609 in 2004, $44,529 in 2005, and $0 thereafter.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2003. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in our annual reports filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission's rules and forms. During the period covered by this report, there have not been any changes in our internal controls over financial reporting that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Part III

Item 10. Directors and Executive Officers of the Registrant.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2004 Annual Meeting of Stockholders.

Item 11. Executive Compensation.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2004 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2004 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2004 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2004 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) *Exhibits.*

See attached exhibit list.

(b) *Reports on Form 8-K.*

On October 30, 2003, we filed a current report on Form 8-K reporting our third quarter 2003 financial results.

(d) *Financial Statement Schedules.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2004

DURASWITCH INDUSTRIES, INC.

/s/ Robert J. Brilon
Robert J. Brilon
Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Date: March 26, 2004	By:	/s/ Robert J. Brilon Robert J. Brilon, Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer (Principal Executive, Financial and Accounting Officer)
Date: March 26, 2004	By:	/s/ Anthony J. Van Zeeland Anthony J. Van Zeeland, Director, Chief Technology Officer
Date: March 26, 2004	By:	/s/ Michael A. Van Zeeland Michael A. Van Zeeland, Director
Date: March 26, 2004	By:	/s/ John W. Hail John W. Hail, Director
Date: March 26, 2004	By:	/s/ William E. Peelle William E. Peelle, Director

Exhibit Index

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Articles of Incorporation (1)
3.2	Amended and Restated Bylaws (2)
4.1	Specimen Common Stock Certificate (1)
10.1	Employment and Separation Agreement dated November 20, 1998 by and between Duraswitch Industries, Inc. and Robert J. Brilon (1)
10.1.1	Addendum #1 to Employment and Separation Agreement dated November 20, 1998 by and between Duraswitch Industries, Inc. and Robert J. Brilon (3)
10.1.2	Addendum #2 to Employment and Separation Agreement dated November 20, 1998 by and between Duraswitch Industries, Inc. and Robert J. Brilon
10.2	1997 Stock Option Plan (1)
10.3	1999 Stock Option Plan (1)
10.4	Form of Representative's Warrants (1)
10.5	2000 Stock Option Plan (4)
10.6	2000 Stock Option Plan Amendment (5)
10.7	Management Services Agreement dated May 1, 1997 by and between Total Switch, Inc. and VanDun, LLC (1)
10.8	Agreement for Assignment of Present and Future Inventions in Certain Subject Matter dated May 1, 1997 by and between Total Switch, Inc. and Anthony J. Van Zeeland (1)
10.9*	Licensing Agreement between Delphi Automotive Systems LLC and Duraswitch Industries, Inc. dated April 20, 2000 (6)
10.10	Shareholders' Agreement dated June 19, 2000 among Duraswitch Industries, Inc., Delphi Automotive Systems Corporation, and the Primary Shareholders named therein (7)
10.11	Employment Agreement dated July 1, 2003 by and between Duraswitch Industries, Inc. and Anthony J. Van Zeeland (8)
10.13	Standard sublease dated November 1, 2003 by and between 234 South Extension, L.L.C. and Duraswitch Industries, Inc.
21	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP
31	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d – 14(a), promulgated under the Securities Exchange Act of 1934, as amended
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the registrant's Form SB-2 as filed on August 26, 1999
(2) Incorporated by reference to the registrant's Form 10-KSB as filed on March 30, 2001
(3) Incorporated by reference to the registrant's Form 10-KSB as filed on March 30, 2000
(4) Incorporated by reference to the registrant's Proxy Statement as filed on May 12, 2000
(5) Incorporated by reference to the registrant's Form 10-K as filed on March 23, 2002
(6) Incorporated by reference to the registrant's Form 8-K as filed on April 26, 2000
(7) Incorporated by reference to the registrant's Form 10-K as filed on March 25, 2003
(8) Incorporated by reference to the registrant's Form 10-Q as filed on August 5, 2003

* Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

PROXY STATEMENT



Duraswitch Industries, Inc.
234 South Extension
Mesa, Arizona 85210

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held on May 19, 2004

April 14, 2004

DEAR STOCKHOLDER:

The Annual Meeting of Stockholders of Duraswitch Industries, Inc. will be held on May 19, 2004, at 2:00 p.m., local time, at our corporate headquarters, 234 South Extension, Mesa, Arizona 85210, for the following purposes:

1. To elect one Director to serve for a three-year term expiring in 2007 or until a successor has been elected and qualified;

2. To ratify the appointment of Deloitte & Touche LLP as our independent auditors for the fiscal year ending December 31, 2004; and

3. To transact other business as may properly come before the meeting.

Enclosed is a proxy statement that contains more information including how to attend the meeting and different methods you can use to vote.

Only stockholders of record at the close of business on April 5, 2004, are entitled to receive notice of and to vote at this meeting or any adjournments or postponements of the meeting. The list of stockholders entitled to vote at this meeting will be available at our offices at 234 South Extension, Mesa, Arizona 85210, at least ten days before the meeting for examination by any stockholder.

Your vote is important. If you cannot attend the meeting in person, we encourage you to sign and return your proxy card or use one of the alternative voting methods to ensure that your vote is counted.

By order of the Board of Directors,

Robert J. Brilon
Chairman, President, Chief Executive Officer,
Chief Financial Officer, Secretary and Treasurer

Duraswitch Industries, Inc.
234 South Extension
Mesa, Arizona 85210

PROXY STATEMENT

General Information

The enclosed proxy is solicited on behalf of Duraswitch Industries, Inc., a Nevada corporation, by our Board of Directors for use at the 2004 Annual Meeting of Stockholders to be held at 2:00 p.m., local time, on Wednesday, May 19, 2004, or at any adjournment or postponements thereof, for the purposes set forth in this proxy statement and in the accompanying notice. This proxy statement and the accompanying form of proxy were first mailed on or about April 14, 2004 to all stockholders entitled to vote at the meeting.

Stockholders Entitled to Vote

Holders of shares of our common stock at the close of business on April 5, 2004 are entitled to notice of and to vote at the Annual Meeting of Stockholders and at any and all adjournments or postponements of the meeting. Each holder of common stock voting at the meeting, either in person or by proxy, may cast one vote per share of common stock held on all matters to be voted on at the meeting. The holders of not less than one-third of the shares entitled to vote at the meeting must be present in person or be represented by proxy in order to constitute a quorum for all matters to come before the meeting. On the record date, there were issued and outstanding 9,593,673 shares of our common stock.

Who May Attend the Meeting

If you are a stockholder of record, which means you hold your shares in your name, you may attend the meeting. If you own shares in the name of a bank, broker, or other holder of record, you will need to ask your broker or bank for a copy of the proxy they received from us to attend the meeting.

How to Vote

If you are a stockholder of record, you may vote by mail, telephone, the Internet, or in person. To vote by mail, sign, date, and return your proxy card in the enclosed postage-paid envelope. If you sign and return your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board of Directors.

All stockholders may vote in person at the meeting (unless they are street name holders without a legal proxy). If your shares are held in street name, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Telephone and Internet voting may also be offered to stockholders owning shares through most banks and brokers.

Voting Choices

When a proxy is properly executed and returned, the shares it represents will be voted at the meeting as directed. If no specification is indicated, the shares will be voted (a) "for" the election of the director nominee set forth in this proxy statement, and (b) "for" the ratification of the appointment of Deloitte & Touche, LLP as our independent public auditors for the fiscal year ending December 31, 2004.

Changing Your Vote

You may change your vote at any time before the proxy is exercised. A stockholder can revoke a proxy by:

(1) Delivering a later-dated proxy,
(2) Giving written notice to us, or
(3) Voting by ballot at the meeting.

How Votes are Counted

An inspector of election will be appointed for the meeting. The inspector of election will determine whether or not a quorum is present and will tabulate votes cast by proxy or in person at the meeting. If you have returned valid proxy instructions or attend the meeting in person, your shares of common stock will be counted for the purpose of determining whether there is a quorum. The election inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Cost of this Proxy Solicitation

We will pay the cost of this proxy solicitation, including the charges and expenses of brokerage firms and others who forward solicitation material to beneficial owners of our common stock. We will solicit proxies by mail. Proxies may also be solicited by certain of our Directors and officers by personal interview, telephone, or e-mail without additional compensation.

Annual Report and Other Matters

Our Annual Report to Stockholders for the year ended December 31, 2003 is included with this mailing of the notice and proxy statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Annual Report is not incorporated into this proxy statement and is not considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The information contained in the "Performance Graph," "Compensation Committee Report on Executive Compensation," and "Audit Committee Report" below shall not be deemed "filed" with the Securities and Exchange Commission or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

We will provide upon request, without charge to each stockholder of record as of the record date, a copy of our annual report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. Our Form 10-K is also available on our website, www.duraswitch.com. Any exhibits listed in the Form 10-K report also will be furnished upon request at the actual expense incurred by us in furnishing such exhibits. Any such requests should be directed to our corporate secretary at our executive offices set forth in this proxy statement.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

Proposal 1: Election of One Director

Assuming that a quorum is present, the nominee for Director who receives the most votes will be elected. There will be no cumulative voting in the election of Directors.

Proposal 2: Ratification of Appointment of Independent Auditors

Assuming that a quorum is present, the affirmative vote of a majority of the shares of common stock voted will be required to ratify the appointment of Deloitte & Touche LLP as our independent auditors for the fiscal year ending December 31, 2004.

WHO SHOULD I CALL IF I HAVE QUESTIONS?

If you have questions about the Annual Meeting or voting, please call Heather Beshears, Vice President, Corporate Communications at 480.586.3357 or e-mail *shareholder@duraswitch.com.*

PROPOSALS

PROPOSAL NO. 1 – ELECT ONE DIRECTOR

Number of Directors to be Elected

Our articles of incorporation and bylaws provide that the number of Directors shall be fixed from time to time by resolution of the Board of Directors. Presently, the number of Directors is fixed at six and that number of Directors is divided into three classes. Each class has a term of three years and the terms are staggered so that each year, only one class of Directors is elected. Each Director elected will hold office for three years or until his successor is elected and qualified. If any Director resigns or otherwise is unable to complete his term of office, the Board will elect another Director for the remainder of the resigning Director's term.

Pursuant to our shareholder agreement with Delphi Corp., Delphi has the option to designate one member of our Board. During 2003, Delphi's designee, Lothar Veeser, resigned from Delphi Corp. and our Board. Delphi has not designated a new Director to fill the vacancy. We are working in conjunction with Delphi to identify qualified directors to fill the vacancy, including candidates who are qualified under applicable rules and regulations to serve on our Audit Committee.

Vote Required

The director nominee receiving the highest number of votes cast at the meeting will be elected. There is no cumulative voting in the election of Directors.

Nominee of the Board

The Board has nominated the following individual for election as a Class 3 Director for a three-year term expiring in 2007 or until his respective successor has been elected and qualified:

Michael Van Zeeland

This nominee is currently serving on the Board. The nominee has agreed to be named in this proxy statement and to serve if elected. Information regarding the nominee is listed below.

We know of no reason why the nominee would not be able to serve. However, if Dr. Van Zeeland is unavailable for election, the proxies will vote your shares of common stock to approve the election of any substitute proposed by the Board.

The proxies will vote in favor of the director nominee unless instructions to the contrary are indicated on the accompanying proxy form.

The Board of Directors recommends a vote FOR the election of the nominee named herein.

Information Regarding the Nominee, the Directors and Executive Officers

The following biographical description sets forth certain information with respect to the nominee for election as a Class 3 Director at the Annual Meeting, our continuing Directors whose terms expire at our Annual Meetings of Stockholders in 2005 and 2006, and our executive officers, based on information furnished to us by each person.

Class 3 Nominee for Election at 2004 Annual Meeting – Term to Expire 2007

Michael A. Van Zeeland (29) has served as a Director since May 1997. Dr. Van Zeeland is Post-Doctoral Researcher for General Atomics. From September 1998 to June 2003, Dr. Van Zeeland was a graduate student researcher at UCLA. From January 1998 to September 1998, Dr. Van Zeeland was employed by Duraswitch as an engineering physicist. During the summer of 1997, Dr. Van Zeeland was employed at Arizona State University working on theoretical condensed matter physics. During the summer of 1996, Dr. Van Zeeland worked as an intern at the University of California-Irvine in a program funded by the National Science Foundation to study tokamak plasma physics. From August 1995 to May 1996, Dr. Van Zeeland worked as an intern under the NASA Space Grant Program studying hurricane formation. Dr. Van Zeeland holds Ph.D. and Masters degrees in Physics from UCLA and a B.S. degree in Engineering Physics from the University of Arizona. Dr. Van Zeeland is the son of Anthony Van Zeeland, a Director and Chief Technology Officer.

Class 1 Nominees for Election at 2005 Annual Meeting – Term to Expire 2008

Robert J. Brilon (43) became Chairman and Chief Executive Officer in 2002 and has served as President and Chief Financial Officer of Duraswitch since November 1998. From May 1997 until November 1998, Mr. Brilon served as a financial and business consultant to Duraswitch. Between January 1997 and November 1998, Mr. Brilon was Chief Financial Officer of Gary Gietz Master Builder, a luxury custom homebuilder. Between April 1995 and December 1996, Mr. Brilon was Corporate Controller for Rental Service Corp., a publicly held industrial equipment rental company. Mr. Brilon holds a B.S. degree in Business Administration from the University of Iowa and is a CPA.

Anthony J. Van Zeeland (62) became Chief Technology Officer in July 2003 and has served as Director since Duraswitch's formation in May 1997. Mr. Van Zeeland was previously the Chief Operating Officer and Executive Vice President Engineering. From 1990 to 1997, Mr. Van Zeeland was employed as Vice President of Engineering at DataHand Systems, Inc., a computer keyboard manufacturing company. During the same time period, Mr. Van Zeeland served on the Board of Directors and was Director of Development Engineering of Monopanel Technologies, Inc., a membrane switch manufacturing company. Mr. Van Zeeland holds a B.S. degree in Physics and a Masters of Science in Materials Engineering from the University of Wisconsin. Michael Van Zeeland, Mr. Van Zeeland's son, also serves as one of our Directors.

Class 2 Nominees for Election at 2006 Annual Meeting - Term to Expire 2009

John W. Hail (73) has served as an independent Director since March 1999 and serves on the Audit, Compensation and Nominations and Corporate Governance committees. Since 1988, Mr. Hail has served as Chief Executive Officer and Chairman of the Board of Directors of Advantage Marketing Systems, Inc., a publicly held provider of health and beauty products. Mr. Hail also serves on the Board of Directors of Pre-Paid Legal Services, Inc., a publicly held company engaged in the sale of legal services contracts. Mr. Hail received an honorary doctorate degree from Oklahoma City University.

William E. Peelle (54) has served as an independent Director since May 1999 and serves on the Audit, Compensation and Nominations and Corporate Governance committees. Mr. Peelle founded Peelle Law Offices Co. in 1977 and has practiced law and represented a number of businesses since 1975. Mr. Peelle has also served as the elected prosecuting attorney of Clinton County, Ohio, since 1993. Mr. Peelle has served as counsel or as a member of the board of several community organizations. Mr. Peelle received his J.D. degree from Ohio Northern University, and has a B.S. degree in Business Administration from Ohio State University.

Information Relating to Corporate Governance and the Board of Directors.

As of January 1, 2004, we qualified and elected to file reports as a small business issuer under the Exchange Act. During November 2003, NASDAQ adopted final regulations related to corporate governance of small business issuers listed on NASDAQ. Accordingly, as of July 31, 2005, a majority of our Board of Directors must be comprised of independent directors, as defined in NASDAQ listing standards, and our audit committee must be comprised of three members, each of whom must be an independent director of our company under NASDAQ rules as well as under rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. Currently, two members of our five-member Board of Directors are independent under applicable regulations, and our Audit Committee is comprised of only two members. We intend to comply with such regulations by the July 2005 effective date, and our Nominations and Corporate Governance Committee will be identifying individuals qualified to become board members, including members qualified to serve on our Audit Committee, as further described below.

The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominations and Corporate Governance Committee. Each committee is comprised entirely of independent Directors.

Our Board of Directors has adopted charters for the Audit, Compensation, and Nominations and Corporate Governance committees describing the authority and responsibilities delegated to each committee by the board. Our Board of Directors has also adopted a Code of Conduct, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at *www.duraswitch.com,* the charters of our Audit, Compensation, and Nominations and Corporate Governance committees; our Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this proxy statement.

Audit Committee. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of our company and the audits of our financial statements. The Audit Committee provides assistance to our Board of Directors with respect to its oversight of (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor's qualifications and independence, and (d) the performance of our independent auditors. The primary responsibilities of the Audit Committee are set forth in its charter, which is reviewed annually, and includes various matters with respect to the oversight of our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of our Board of Directors. The Audit Committee also selects the independent certified public accountants to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit, reviews accounting and financial controls of our company with the independent public accountants and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. Hail and Peelle, each of whom is an independent director of our company under NASDAQ rules as well as under rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that Mr. Hail (whose background is detailed above) qualifies as an "audit committee financial expert" in accordance with applicable rules and regulations of the SEC. The audit committee held five meetings during fiscal 2003. The full text of the Audit Committee Charter approved by our Board on March 19, 2004, is attached as Appendix A to this proxy statement.

Compensation Committee. The purpose and responsibilities of the Compensation Committee include reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our Chief Technology Officer, evaluating their performance in light of those goals and objectives, and determining and approving the compensation level of our Chief Executive Officer and our Chief Technology Officer based on this evaluation. The Compensation Committee also recommends to the Board of Directors with respect to, or, as directed by the Board of Directors, determines and approves, compensation of our executive officers, and considers the grant of stock options to our executive officers and other employees under our stock option plans. The Compensation Committee currently consists of Messrs. Hail and Peelle. The Compensation Committee held three meetings during fiscal 2003.

Nominations and Corporate Governance Committee. The Board recently established a Nominations and Corporate Governance Committee. The committee did not meet in fiscal 2003. The purpose and responsibilities of the Nominations and Corporate Governance Committee include the identification of individuals qualified to become board members, the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the development and recommendation to the Board of Directors of a set of corporate governance principles applicable to our company, the oversight of the selection and composition of committees of the Board of Directors, and the oversight of the evaluations of the Board of Directors and management. The Nominations and Corporate Governance Committee currently consists of Messrs. Hail and Peelle. The Nominations and Corporate Governance Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company's secretary at the address listed herein. The Nominations and Corporate Governance Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our Board of Directors. As discussed above, the members of the Nominations and Corporate Governance Committee are independent, as that term is defined by the listing standards of NASDAQ.

Board and Committee Meetings

In 2003, the Board of Directors held five meetings and Committees of the Board of Directors held a total of eight meetings. Overall attendance at such meetings was 95%. Each Director attended more than 75% of the aggregate of all meetings of the Board of Directors and the Committees on which he served during 2003. Four of the Company's five directors attended the Company's Annual Meeting of Stockholders

Interested parties may communicate with our Board of Directors or specific members of our Board of Directors, including the members of our various board committees, by submitting a letter addressed to the Board of Directors of Duraswitch Industries, Inc. c/o any specified individual director or directors at the address listed herein. Any such letters are sent to the indicated directors.

Director Compensation

Employees of our company do not receive compensation for serving as members of our Board of Directors. Directors are reimbursed for reasonable expenses incurred in attending meetings. All non-employee/non-affiliated directors are compensated $250 for each meeting attended, whether in person or telephonically. In addition, all non-employee/non-affiliated directors received semiannual grants of options to purchase 5,000 shares of common stock at exercise prices equal to the fair market value of our common stock on the date of the grant.

EXECUTIVE COMPENSATION

The table below sets forth total compensation received for services in all capacities to our company for the fiscal years ended December 31, 2003, 2002, and 2001, by our Chief Executive Officer and one other executive officer whose total annual salary and bonus exceeded $100,000 during fiscal 2003.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Annual Compensation (1)		Long Term Compensation Awards
		Salary	Bonus	Securities Underlying Options (#) (2)
Robert J. Brilon, Chief Executive Officer, President, Chief Financial Officer (3)	2003	$ 281,008	$ -	75,000
	2002	258,738	-	100,000
	2001	218,474	70,000	50,000
Anthony J. Van Zeeland, Chief Technology Officer (4)	2003	$ 187,795	$ 25,000 (5)	-
	2002	227,330	18,000 (5)	-
	2001	201,216	25,000 (5)	-

(1) The executive officers listed also received personal benefit perquisites, none of which exceeded the lesser of $50,000 or 10% of their aggregate salary and bonus.

(2) The exercise prices of all stock options granted were equal to or greater than the fair market value of our common stock on the date of grant.

(3) Mr. Brilon has served as our Chief Executive Officer since 2002 and our President and Chief Financial Officer since 1998.

(4) Mr. Van Zeeland has served as our Chief Technology Officer since July 1, 2003, and was formerly our Chief Operating Officer and Executive Vice President, Engineering.

(5) Amount includes patent bonuses related to our agreement to compensate Mr. Van Zeeland for each U.S. or foreign patent granted in his name.

Option Grants

The following table provides information with respect to stock options granted to our listed executive officers during the fiscal year ended December 31, 2003.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)	
	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5%	10%
Robert J. Brilon	75,000 (2)	59%	$ 2.05	12/1/2013	$ 96,594	$ 244,787
Anthony J. Van Zeeland	-	-	-	-	-	-

(1) Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.

(2) The options vested and became exercisable on 12/30/2003.

Year-End Options Values and Holdings

The following table sets forth information with respect to options held by the listed officers as of December 31, 2003. None of the listed officers exercised any options during fiscal 2003.

OPTION VALUES AS OF DECEMBER 31, 2003

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End (1)	
Name	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Robert J. Brilon	423,471	-	$ 42,000	$ -
Anthony J. Van Zeeland	-	-	-	-

(1) Calculated based on $1.62, which was the closing price of our common stock as quoted on the NASDAQ SmallCap Market on December 31, 2003, multiplied by the number of applicable shares in-the-money less the total exercise price.

Equity Compensation Plan Information

The following table sets forth information with respect to shares of our common stock that may be issued upon the exercise of stock options under our 1997 Stock Option Plan, our 1999 Stock Option Plan, our 2000 Stock Option Plan and other warrants held as of December 31, 2003.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	1,042,440	$ 9.02	59,803
Equity Compensation Plans Not Approved by Stockholders	425,000(1)	$ 7.59	-
Total	1,467,440	$ 8.61	59,803

(1) Includes a warrant to purchase 225,000 shares that was sold to Delphi Corporation in April 2000. If this warrant is not exercised, it will expire on April 20, 2004. Also includes warrants to purchase 200,000 shares that were granted to the underwriter in connection with our public offering in September 1999. If not exercised, these warrants will expire on August 26, 2004

Employment and Separation Agreements

Anthony Van Zeeland

Effective July 2003, we entered into a new employment agreement with Mr. Van Zeeland providing for him to serve as our Chief Technology Officer for a term expiring December 31, 2007. Under the agreement, Mr. Van Zeeland agreed to work a reduced schedule (minimum 1,040 hours per year) and we agreed to pay Mr. Van Zeeland an annual salary of $118,800. In the event Mr. Van Zeeland's employment is terminated by us without cause, due to a change of control of our company (as defined in the agreement), or in the event of his death or disability, we will pay him his annual salary and benefits through the term of the agreement. In the event Mr. Van Zeeland unilaterally terminates his employment, we will pay him his base salary and benefits through the date of termination. The agreement also contains provisions prohibiting Mr. Van Zeeland from competing with us for a period of one year following termination of his employment, taking certain actions intended to solicit other persons to terminate their business relationship with us or to terminate his or her employment relationship with us, and making unauthorized use or disclosure of our trade names, fictitious names, or confidential information.

We also agreed to pay Mr. Van Zeeland a bonus of $5,000 for each U.S. patent and $1,000 for each foreign patent issued in his name as inventor or co-inventor, with a maximum of $20,000 during any fiscal year. Mr. Van Zeeland has assigned these patents and will assign future patents to the Company.

Robert J. Brilon

During March 2004, we extended the term of Mr. Brilon's employment agreement for one year through April 2005. Mr. Brilon is serving as our Chief Executive Officer, President, and Chief Financial Officer. Under the agreement which was initiated in November 1998, we agreed to pay Mr. Brilon an annual salary and an annual profit incentive bonus equal to 5% of our net income before income taxes, goodwill amortization, and other non-cash charges during the relevant fiscal year. The term of the profit incentive portion of his agreement was also extended one year through December 31, 2005. We also provide Mr. Brilon with full medical benefits and an automobile allowance of $700 per month plus expenses. In the event Mr. Brilon's employment is terminated by us for any reason other than Mr. Brilon's breach of the agreement, a change of control of our company, or a termination for cause, we will pay Mr. Brilon an amount equal to two times his annual salary during the two-year period following his termination. During that period and continuing until Mr. Brilon finds alternate employment or he reaches age 65, we agreed to pay him family medical and dental benefits. All unvested stock options held by Mr. Brilon on the date of termination would vest and become immediately exercisable. In the event Mr. Brilon's employment is terminated by reason of his death, disability, for cause, or if he unilaterally terminates his employment, we agreed to pay Mr. Brilon his base salary and benefits for a one-year period following the date of termination. In the event of a change of control of our company (as defined in the agreement), Mr. Brilon will receive an amount equal to 2.99 times his base salary payable in a lump sum on the closing date of the change of control. All unvested stock options held by Mr. Brilon as of the effective date of the change of control will vest and become immediately exercisable. In the event of a merger or acquisition, including any merger or acquisition of our company that occurs within 12 months of our termination of Mr. Brilon's employment, Mr. Brilon will be entitled to receive an incentive bonus equal to 5% of the gross consideration given by the acquiring third party.

The agreement also contains provisions prohibiting Mr. Brilon from competing with us for a period of two years following termination of his employment, taking certain actions intended to solicit other persons to terminate their business relationship with us or to terminate his or her employment relationship with us, and making unauthorized use or disclosure of our trade names, fictitious names, or confidential information.

PERFORMANCE GRAPH

The following line graph compares cumulative total stockholder returns for (a) our common stock, (b) the NASDAQ Stock Market – U.S. Index, and (c) the NASDAQ Electronic Components Industry Index. The graph assumes an investment of $100 in our common stock on December 31, 1998, and an investment in each of the NASDAQ Stock Market – U.S. Index and the NASDAQ Electronic Components Industry Index of $100 on December 31, 1998. The graph covers the period from December 31, 1998 through December 31, 2003.

The calculation of cumulative stockholder return for the NASDAQ Stock Market – U.S. Index and the NASDAQ Electronic Components Industry Index includes reinvestment of dividends. The calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay dividends during the measurement period. The performance shown is not necessarily indicative of future performance.


200
150
100
50
0
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
DSWT
NASDAQ US
NASDAQ Electronic Components Stocks

	Cumulative Total Return					
	12/98	12/99	12/00	12/01	12/02	12/03
DSWT common stock	100.00	87.65	142.03	110.38	12.34	21.04
NASDAQ Stock Market - US Index	100.00	185.43	111.83	88.77	61.37	91.75
NASDAQ Electronic Components Index	100.00	185.99	152.85	104.43	55.92	107.60

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

General

The Compensation Committee of the Board of Directors is comprised of Messrs. Hail and Peelle. The purpose and responsibilities of the Compensation Committee include reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our Chief Technology Officer, evaluating their performance in light of those goals and objectives, and determining and approving the compensation level of our Chief Executive Officer and our Chief Technology Officer based on this evaluation. The Compensation Committee also recommends to the Board of Directors with respect to, or, as directed by the Board of Directors, determines and approves, compensation of our other executive officers, and considers the grant of stock options to our executive officers under our stock option plans. The Compensation Committee currently consists of Messrs. Hail and Peelle.

Compensation Philosophy and Objectives

The Company's compensation programs are designed to enable it to attract, retain and motivate talented executives who will contribute to its long-term success. Through the Compensation Committee, the Company has developed and implemented compensation policies, plans and programs to further these goals. Annual base salaries are generally set at levels that take into account both competitive and performance factors. The Company also relies on longer-range incentive compensation to attract and motivate executives. Annual incentive compensation is variable and closely tied to corporate performance to encourage profitability, growth and the enhancement of stockholder value.

During fiscal 2003, executive compensation included base salary, longer-term equity incentives, an auto allowance, and certain benefits generally available to Duraswitch employees.

Base Salary and Bonus: The Compensation Committee fixes the annual base salaries of the Chief Executive Officer/President/Chief Financial Officer and Chief Technology Officer. Base salary targets and adjustments are based on the responsibilities, scope and complexity of each position and each officer's past performance and expected future contribution. In establishing base salaries, the Compensation Committee not only considers the financial performance of the Company, but also the success of the executive officers in developing and executing the Company's strategic plans, including licensee and customer growth, technology development, alliances and other factors, as well as developing management employees and exercising leadership. The Compensation Committee believes that executive officer base salaries for 2003 were reasonable as compared to amounts paid to executives with similar skills and experience at comparable companies.

During fiscal 2003, we did not authorize any increase in the annual salary of the Chief Executive Officer/President/Chief Financial Officer or the Chief Technology Officer.

Incentive Opportunities: The Company maintains long-term incentive opportunities to reward management and key employees for company-wide and individual performance. These levels of performance include, but are not limited to: stock performance, sales growth, earnings growth, patent awards, productivity and quality management.

Equity Incentives: The 1997, 1999 and 2000 Stock Option Plans are long-term plans designed to link executive rewards with stockholder value over time. Individual grants are made from time to time, and vary with performance. In determining the size of the option grant, the Committee takes into account the executive's position and level of responsibility, the executive's existing stock and option holdings, and the potential reward to the officer and competitiveness of current compensation arrangements. During 2003, we granted to Mr. Brilon options to purchase 75,000 shares of our common stock at an exercise price of $2.05 per share.

Compliance with Internal Revenue Code Section 162(m)

The Compensation Committee has reviewed the Company's compensation plans with regard to the deduction limitations under Section 162(m) of the Internal Revenue Code, which generally disallows a tax deduction to a public company for compensation over $1 million paid to the Company's Chief Executive Officer and any of the Company's four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. None of our executive officers earned compensation in excess of $1 million during fiscal 2003.

March 25, 2004

RESPECTFULLY SUBMITTED,

John W. Hail, Chairman
William E. Peelle

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2003, our Compensation Committee consisted of Messrs. Hail and Peelle. None of these committee members had any contractual or other relationships with our company during such fiscal year except as Directors.

AUDIT COMMITTEE REPORT

General

The Board of Directors has appointed an Audit Committee consisting of two directors. All of the members of the committee are "independent" of our company and management, as independence is defined in applicable listing standards of NASDAQ and the applicable rules of the Securities and Exchange Commission.

Pursuant to our shareholder agreement with Delphi Corp., Delphi has the option to designate one member of our Board. Delphi designated Lothar Veeser effective March 1, 2002, and he served as a member of our Audit Committee. During 2003, Mr. Veeser resigned from Delphi Corp. and as a member of our Board. Delphi has not designated a new director to fill that vacancy. We are working in conjunction with Delphi to identify qualified directors to fill the vacancy, including candidates who are qualified under applicable rules and regulations to serve on our Audit Committee. Pursuant to new NASDAQ rules, effective July 31, 2005, our Audit committee must be comprised of three members, each of whom must be an independent director of our company under NASDAQ rules as well as under rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. Currently, our Audit Committee is comprised of only two members, and we have no other directors who are deemed to be "independent" under NASDAQ rules or otherwise qualified to serve as a member of our Audit Committee. We intend to comply with the new regulations by the July 2005 effective date, and our Nominations and Corporate Governance Committee will be identifying individuals qualified to become board members, including members qualified to serve on our Audit Committee.

In accordance with its written charter adopted by the Board of Directors, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing, and financial reporting practices. During fiscal 2003, the Committee met five times and discussed the interim financial information contained in each quarterly earnings announcement and Annual Report on Form 10-K with the Chief Financial Officer, Vice President, Finance and Administration and independent auditors prior to public release.

Audit Committee Philosophy and Objectives

In discharging its oversight responsibility as to the audit process, the Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, *"Independence Discussions with Audit Committees"*, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Committee also reviewed with management and the independent auditors the quality and adequacy of the Company's internal controls. The Committee discussed with the independent auditors their audit plans, audit scope and identification of audit risks.

The Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards (SAS) No. 61, *"Communication with Audit Committees,"* as amended by SAS 89 and SAS 90, and Rule 2-07, *"Communication with Audit Committees"* of Regulation S-X, and, with management present, discussed and reviewed the results of the independent auditors' examination of the financial statements.

The Committee reviewed the Company's audited financial statements as of and for the fiscal year ended December 31, 2003, with management and the independent auditors. Management has the responsibility for the preparation of the financial statements and the independent auditors have the responsibility for the examination of those statements.

Based on the above-mentioned review and discussions with management and the independent auditors, the Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 for filing with the Securities and Exchange Commission. The Committee also recommended the reappointment of the independent auditors. The Board concurred and has submitted such recommendation to stockholders for ratification.

Our Board of Directors has amended and restated the charter of the Audit Committee to reflect, among other things, requirements of recently adopted federal legislation, including the Sarbanes-Oxley Act of 2002, new rules adopted by the Securities and Exchange Commission, and amended rules of NASDAQ. A copy of the Audit Committee Charter is included as Appendix A to this proxy statement.

March 25, 2004

RESPECTFULLY SUBMITTED,

William E. Peelle, Chairman
John W. Hail

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS, AND OFFICERS

The following table sets forth, as of the record date, the number and percentage of outstanding shares of common stock beneficially owned by (a) each person known by us to beneficially own more than 5% of such stock, (b) each of our Directors, (c) each of the officers listed in the Summary Compensation Table in the section entitled "Executive Compensation", and (d) all our Directors and executive officers as a group. The address of each officer and Director listed below is c/o Duraswitch Industries, Inc., 234 South Extension, Mesa, Arizona 85210.

Unless otherwise indicated, the persons below have sole voting and investment power with respect to the number of shares set forth opposite their names. The percentages shown are calculated based upon 9,593,673 shares of common stock outstanding on April 5, 2004. The numbers and percentages shown include the shares of common stock actually owned as of April 5, 2004 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of April 5, 2004, upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

Name of Beneficial Owner	Number of Shares	Percent
Directors and Executive Officers:		
Anthony J. Van Zeeland	956,102	10.0%
Robert J. Brilon	423,497 (1)	4.2%
William E. Peelle	55,864 (2)	0.6%
Michael A. Van Zeeland	55,589 (2)	0.6%
John W. Hail	50,625 (3)	0.5%
All directors and officers as a group (five persons)	1,541,677	15.2%
5% Stockholders:		
Delphi Corp.	1,876,846 (4)	19.1%
Royce & Associates LLC	1,271,900 (5)	13.3%
R. Terren Dunlap	650,295 (6)	6.8%

(1) Includes 423,471 shares of common stock issuable upon exercise of stock options.

(2) Includes 45,000 shares of common stock issuable upon exercise of stock options.

(3) Includes 3,742 shares owned by TVC, Inc., of which John W. Hail is the majority shareholder and 45,000 shares of common stock issuable upon exercise of stock options.

(4) Information is given in reliance upon information set forth in the named stockholder's Schedule 13D dated June 23, 2000, as filed with the Securities and Exchange Commission. Also includes warrants to purchase 225,000 shares of common stock. The principal business office of Delphi Corporation is located at 5725 Delphi Drive, Troy, Michigan 48098.

(5) Information is given in reliance upon information set forth in the named stockholder's Schedule 13G dated February 2, 2004, as filed with the Securities and Exchange Commission. The principal business office of Royce & Associates, LLC is located at 1414 Avenue of the Americas, New York, New York 10019.

(6) Information is given in reliance upon information set forth in the named stockholder's Schedule 13G dated February 6, 2004, as filed with the Securities and Exchange Commission. The principal address of the named stockholder is c/o Duraswitch, 234 South Extension, Mesa, Arizona 85210.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and Directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, Directors and greater than 10% stockholders are required by Exchange Act regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on the review of the copies of such forms received by us, or written representations from certain reporting persons that no forms were required for such persons, we believe that during the fiscal year ended December 31, 2003, our officers, Directors, and greater than 10% beneficial owners have complied with all filing requirements applicable to them.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April 2000, we entered into a license agreement with Delphi that gives Delphi the exclusive right to utilize and manufacture our patented switch technologies for the automotive industry. In connection with the license agreement, we also issued to Delphi warrants to purchase 225,000 shares of our common stock at an exercise price of $7.00 per share and a short-term option to purchase 1,651,846 shares of common stock at an exercise price of $7.00 per share. In exchange, Delphi paid us a non-refundable payment of $4.0 million and agreed to pay a royalty fee for each switch sold by Delphi. The initial term of the exclusive license agreement is seven years. The agreement also requires Delphi to make minimum royalty payments, beginning July 1, 2004, totaling $12.0 million during 2004-2007. The first $1 million minimum royalty payment is earned effective June 30, 2004 and is due on July 1, 2004. Subsequent payments are due as follows: $2 million on July 1, 2005; $3 million on July 1, 2006; and $6 million on July 1, 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum annual royalty payments during that period. After June 30, 2012 either party may convert the agreement to a non-exclusive agreement through 2020. As part of the equity acquisition, we granted Delphi the right to designate one member of our Board of Directors. During 2003, the Delphi representative resigned from the Board.

PROPOSAL NO. 2 – RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

We have appointed Deloitte & Touche LLP as our independent auditors to audit our consolidated financial statements for the year ending December 31, 2004, and recommend that the stockholders vote in favor of the ratification of such appointment. In the event of a negative vote on such ratification, the Board of Directors will reconsider its selection. The Board of Directors anticipates that representatives of Deloitte & Touche, LLP will attend the meeting, will be afforded an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Deloitte & Touche LLP has advised us that neither the firm, nor any member of the firm has any financial interest, direct or indirect, in any capacity in our company.

Aggregate fees billed to our company for the fiscal years ended December 31, 2003 and 2002 by our principal accounting firm, Deloitte & Touche LLP, are as follows:

	2003	2002
Audit Fees	$ 72,000	$ 67,460
Audit-Related Fees	1,250	3,000
Tax Fees	20,022	22,084
All Other Fees	2,600	380

Audit Committee Pre-Approval Policies

The charter of our Audit Committee provides that the duties and responsibilities of our Audit Committee include the pre-approval of all audit, audit related, tax, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by our independent auditor. Any pre-approved services that will involve fees or costs exceeding pre-approved levels will also require specific pre-approval by the Audit Committee. Unless otherwise specified by the Audit Committee in pre-approving a service, the pre-approval will be effective for the 12-month period following pre-approval. The Audit Committee will not approve any non-audit services prohibited by applicable SEC regulations or any services in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.

To the extent deemed appropriate, the Audit Committee may delegate pre-approval authority to the Chairman of the Committee or any one or more other members of the Audit Committee provided that any member of the Audit Committee who has exercised any such delegation must report any such pre-approval decision to the Audit Committee at its next scheduled meeting. The Audit Committee will not delegate the pre-approval of services to be performed by the independent auditor to management.

Our Audit Committee requires that our independent auditor, in conjunction with our Chief Financial Officer, be responsible for seeking pre-approval for providing services to us and that any request for pre-approval must inform the Audit Committee about each service to be provided and must provide detail as to the particular service to be provided.

All of the services provided by Deloitte & Touche LLP described above under the captions "Audit-Related Fees," "Tax Fees," and "All Other Fees" were approved by our Audit Committee pursuant to our Audit Committee's pre-approval policies.

The proxies will vote in favor of ratifying the appointment of Deloitte & Touche LLP unless instructions to the contrary are indicated on the accompanying proxy form.

The Board of Directors recommends a vote FOR Proposal No. 2.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2005 Annual Meeting of Stockholders must be received on or before December 10, 2004, in order for the proposals to be eligible for inclusion in our proxy statement and proxy relating to the meeting. Additionally, if a stockholder wishes to present to us an item for consideration as an agenda item for a meeting without inclusion in the proxy statement, the stockholder must give timely notice to us and give a brief description of the business desired to be discussed. To be timely for the 2005 Annual Meeting, our bylaws require that such notice must have been delivered to or mailed to and received by us no less than 60 and no more than 90 days prior to the 2005 Annual Meeting. If we do not publicly announce our meeting date or give notice of our meeting date at least 70 days before our 2005 Annual Meeting, stockholders may submit items for consideration as agenda items until 5:00 p.m. on the 15th day after the public disclosure or notice. These proposals should be sent to our Corporate Secretary by fax 480.586.3378 or by mail to Corporate Secretary, Duraswitch Industries, Inc., 234 South Extension, Mesa, Arizona 85210.

Such proposals may be included in next year's proxy statement if they comply with certain rules and regulations of the Securities and Exchange Commission and the procedures set forth in our bylaws.

Pursuant to Rule 14a-4 under the Exchange Act, we intend to retain discretionary authority to vote proxies with respect to stockholder proposals for which the proponent does not seek inclusion of the proposed matter in our proxy statement for the annual meeting to be held during calendar 2005, except in circumstances where we receive notice of the proposed matter no later than February 16, 2005, and the proponent complies with the other requirements set forth in Rule 14a-4.

FORM 10-K

Duraswitch filed an Annual Report on Form 10-K with the Securities and Exchange Commission on or about March 29, 2004. Stockholders may obtain a free copy of this report by writing to Investor Relations, Duraswitch Industries, Inc., 234 South Extension, Mesa, Arizona 85210, via e-mail to shareholder@duraswitch.com, or access the Company's website at www.duraswitch.com.

OTHER MATTERS

We do not know of any other items that will be presented for consideration at the meeting. If any other matters properly come before the meeting, the persons named as proxies in the accompanying proxy, or their substitutes, intend to vote the shares they represent as the Board of Directors may recommend.

Dated: April 14, 2004

APPENDIX A

DURASWITCH INDUSTRIES, INC. (the "Company")
AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the "Committee") shall be as follows:

1. To oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company.

2. To provide assistance to the Board of Directors with respect to its oversight of the following:

   (a) The integrity of the Company's financial statements.

   (b) The Company's compliance with legal and regulatory requirements.

   (c) The independent auditor's qualifications and independence.

   (d) The performance of the Company's internal audit function, if any, and independent auditor.

3. To prepare the report that SEC rules require be included in the Company's annual proxy statement.

Composition

The Committee shall consist of two or more members of the Board of Directors, each of whom is determined by the Board of Directors to be "independent" under the rules of the NASDAQ Stock Market and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 and each of whom must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the previous three-year period.

Under exceptional and limited circumstances, however, one director who is not independent as defined in the rules and regulations of the NASDAQ Stock Market may serve as a member of the Committee, subject to the following:

- the director, other than in his or her capacity as a member of the Committee, the Board of Directors, or any other Board committee, does not accept any consulting, advisory, or other compensatory fee from the Company and is not an affiliated person of the Company or any subsidiary of the Company;
- the director is not a current officer or employee of the Company or a family member of such officer or employee;
- the Board determines, under exceptional and limited circumstances, that membership by the individual on the Committee is required by the best interests of the Company and its shareholders;
- the Company discloses in the next annual proxy statement subsequent to such determination (or the Form 10-K if an annual proxy statement is not filed), the nature of the relationship and the reasons for that determination;
- no such person may serve as the Chairman of the Committee; and
- no such person may serve on the Committee for more than two years.

No member of the Committee shall receive directly or indirectly any consulting, advisory, or other compensatory fees from the Company other than (1) director's fees for service as a director of the Company, including reasonable compensation for serving on Board committees and regular benefits that other directors receive; and (2) a pension or similar compensation for past performance, provided that such compensation is not conditioned on continued or future service to the Company. In addition, no member of the Committee may be an affiliate of the Company or any subsidiary of the Company whether by being an officer or owning more than 10 percent of the Company's voting securities.

Qualifications

All members of the Committee shall be able to read and understand fundamental financial statements (including a company's balance sheet, income statement, and cash flow statement) and at least one member either must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication (including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities) or be an "audit committee financial expert" under the requirements of the SEC. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or by an outside organization.

Appointment and Removal

The members of the Committee shall be appointed by the Board of Directors. A member shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board of Directors.

Chairman

Unless a Chairman is elected by the full Board of Directors, the members of the Committee shall designate a Chairman by the majority vote of the full Committee membership. The Chairman will chair all regular sessions of the Committee and set the agendas for Committee meetings.

Delegation to Subcommittees

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee.

Meetings

The Committee shall meet as frequently as circumstances dictate. The Chairman of the Committee or a majority of the members of the Committee may call meetings of the Committee. Any one or more of the members of the Committee may participate in a meeting of the Committee by means of conference call or similar communication device by means of which all persons participating in the meeting can hear each other.

All non-management directors who are not members of the Committee may attend meetings of the Committee, but may not vote. In addition, the Committee may invite to its meetings any director, member of management of the Company, and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate.

As part of its goal to foster open communication, the Committee shall periodically meet separately with each of management, the director of the internal auditing department, if any, and the independent auditor to discuss any matters that the Committee, the independent auditor, or the internal auditor, if any, believe would be appropriate to discuss privately. In addition, the Committee should meet with the independent auditor and management periodically to review the Company's financial statements in a manner consistent with that outlined in this Charter.

Duties and Responsibilities

The Committee shall carry out the duties and responsibilities set forth below. These functions should serve as a guide with the understanding that the Committee may determine to carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal, or other conditions. The Committee shall also carry out any other duties and responsibilities delegated to it by the Board of Directors from time to time related to the purposes of the Committee outlined in this Charter. The Committee may perform any functions it deems appropriate under applicable law, rules, or regulations, the Company's by-laws, and the resolutions or other directives of the Board, including review of any certification required to be reviewed in accordance with applicable law or regulations of the SEC.

In discharging its oversight role, the Committee is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard and as it otherwise deems appropriate, the Committee shall have the authority, without seeking Board approval, to engage and obtain advice and assistance from outside legal and other advisors as it deems necessary to carry out its duties. The Committee also shall have the authority to receive appropriate funding, as determined by the Committee, in its capacity as a committee of the Board of Directors, from the Company for the payment of compensation to any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company; to compensate any outside legal or other advisors engaged by the Committee; and to pay the ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall be given full access to the Company's internal auditor, if any, Board of Directors, corporate executives, and independent auditor as necessary to carry out these responsibilities. While acting within the scope of its stated purpose, the Committee shall have all the authority of the Board of Directors, except as otherwise limited by applicable law.

Notwithstanding the foregoing, the Committee is not responsible for certifying the Company's financial statements or guaranteeing the independent auditor's report. The fundamental responsibility for the Company's financial statements and disclosures rests with management and the independent auditor. It also is the job of the Chief Executive Officer and senior management, rather than that of the Committee, to assess and manage the Company's exposure to risk.

Documents/Reports Review

1. Discuss with management and the independent auditor, prior to public dissemination, the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and discuss with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61.

2. Discuss with management and the independent auditor, prior to the Company's filing of any quarterly or annual report, (a) whether any significant deficiencies in the design or operation of internal control over financial reporting exist that could adversely affect the Company's ability to record, process, summarize, and report financial data; (b) the existence of any material weaknesses in the Company's internal control over financial reporting; and (c) the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

3. Discuss with management and the independent auditor the Company's earnings press releases (paying particular attention to the use of any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies.

4. Discuss with management and the independent auditor the Company's major financial risk exposures, the guidelines and policies by which risk assessment and management is undertaken, and the steps management has taken to monitor and control risk exposure.

Independent Auditors

5. Appoint, retain, compensate, evaluate, and terminate any accounting firm engaged by the Company for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company and, in its sole authority, approve all audit engagement fees and terms as well as all non-audit engagements with the accounting firm.

6. Oversee the work of any accounting firm engaged by the Company for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company, including resolving any disagreements between management and the independent auditor regarding financial reporting.

7. Pre-approve, or adopt procedures to pre-approve, all audit, audit related, tax, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by the independent auditor. Any pre-approved services that will involve fees or costs exceeding pre-approved levels will also require specific pre-approval by the Committee. Unless otherwise specified by the Committee in pre-approving a service, the pre-approval will be effective for the 12-month period following pre-approval. The Committee will not approve any non-audit services prohibited by applicable SEC regulations or any services in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.

8. To the extent it deems it appropriate, delegate pre-approval authority to the Chairman of the Committee or any one or more other members of the Committee provided that any member of the Committee who has exercised such delegation must report any such pre-approval decisions to the Committee at its next scheduled meeting. The Committee will not delegate the pre-approval of services to be performed by the independent auditor to management.

9. Require that the independent auditor, in conjunction with the Chief Financial Officer, be responsible for seeking pre-approval for providing services to the Company and that any request for pre-approval must inform the Committee about each service to be provided and must provide detail as to the particular service to be provided.

10. Inform each accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review, or attest services for the Company that such firm shall report directly to the Committee.

11. Review, at least annually, the qualifications, performance, and independence of the independent auditor. In conducting its review and evaluation, the Committee should do the following:

    (a) At least annually, obtain and review a report by the Company's independent auditor describing (i) the auditing firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and the Company.

    (b) Ensure the rotation of the lead (or coordinating) audit partner at least every five years, and consider whether there should be regular rotation of the audit firm itself.

    (c) Confirm with the independent auditor that the lead (or coordinating) audit partner, the concurring (or reviewing) audit partner, and each other active audit engagement team partner satisfies the rotation requirements of Rule 2-01(c)(6) of Regulations S-X.

(d) Take into account the opinions of management and the Company's internal auditors (or other personnel responsible for the internal audit function).

Financial Reporting Process

12. In consultation with the independent auditor, management, and the internal auditor, if any, review the integrity of the Company's financial reporting processes, both internal and external. In that connection, the Committee should obtain and discuss with management and the independent auditor reports from management and the independent auditor regarding (a) all critical accounting policies and practices to be used by the Company and the related disclosure of those critical accounting policies under "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Company's management, the ramifications of the use of the alternative disclosures and treatments, and the treatment preferred by the independent auditor; (c) all alternative treatments of financial statements within generally accepted accounting principals that have been discussed with the Company's management, the ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent auditor; (d) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; (e) major issues as to the adequacy of the Company's internal controls and any specific audit steps adopted in light of material control deficiencies; (f) issues with respect to the design and effectiveness of the Company's disclosure controls and procedures, management's evaluation of those controls and procedures, and any issues relating to such controls and procedures during the most recent reporting period; (g) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the financial statements of the Company; (h) any significant matters arising from any audit, including audit problems and difficulties, whether raised by management, the internal auditor, if any, and the independent auditor, relating to the Company's financial statements; and (i) any other material written communications between the independent auditor and the Company's management, including any "management" letter or schedule of unadjusted differences.

13. Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

14. Review with the independent auditor any audit problems or difficulties encountered and management's response thereto. In this regard, the Committee will regularly review with the independent auditor (a) any audit problems or other difficulties encountered by the auditor in the course of the audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management and (b) management's responses to such matters. Without excluding other possibilities, the Committee may review with the independent auditor (i) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise), (ii) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement, and (iii) any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the Company.

15. Obtain from the independent auditor assurance that the audit of the Company's financial statements was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, which sets forth procedures to be followed in any audit of financial statements required under the Securities Exchange Act of 1934.

16. Discuss the scope of the annual audit and review the form of the opinion the independent auditor proposes to issue.

17. Review and discuss with management and the independent auditor the responsibilities, budget, and staffing of the Company's internal audit function, if any.

Legal Compliance/General

18. Review periodically, with the Company's counsel, any legal matter that could have a significant impact on the Company's financial statements.

19. Discuss with management and the independent auditor the Company's guidelines and policies with respect to risk assessment and risk management. The Committee will discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

20. Set clear hiring policies for employees or former employees of the independent auditor. At a minimum, these policies will provide that any public accounting firm may not provide audit services to the Company if the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller, or any person serving in an equivalent position for the Company was employed by the audit firm and participated in any capacity in the audit of the Company within one year of the initiation of the current audit.

21. Establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

22. Unless specifically delegated by the Board of Directors to the Compensation Committee of the Board of Directors, review and approve all related party transactions (as specified in Item 404 of Regulation S-K) and review and make recommendations to the full Board of Directors, or approve, any contracts or other transactions with current or former executive officers of the Company, including consulting arrangements, employment agreements, change-in-control agreements, termination arrangements, and loans to employees made or guaranteed by the Company.

23. Review and reassess the adequacy of this Charter on an annual basis and recommend any changes to the Board of Directors.

Reports

24. Prepare all reports required to be included in the Company's proxy statement, pursuant to and in accordance with applicable rules and regulations of the SEC.

25. Report regularly to the full Board of Directors. In this regard, the Committee will review with the full board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, and the performance of the internal audit function, if any.

26. The Committee shall provide such recommendations as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report.

27. Maintain minutes or other records of meetings and activities of the Committee.

Limitation of Audit Committee's Role

With respect to the foregoing responsibilities and processes, the Committee recognizes that the Company's financial management, including the internal audit staff, if any, as well as the independent auditor have more time, knowledge, and detailed information regarding the Company than do Committee members. Consequently, in discharging its oversight responsibilities, the Committee will not provide or be deemed to provide any expertise or special assurance as to the Company's financial statements or any professional certification as to the independent auditors' work.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor. It also is not the duty of the Committee to conduct investigations or to assure compliance with laws and regulations and the Company's internal policies and procedures.

CORPORATE AND STOCKHOLDER INFORMATION

HEADQUARTERS

234 South Extension
Mesa, Arizona 85210-8492
United States
Tel. 480.586.3300
Fax 480.844.9625
www.duraswitch.com

BOARD OF DIRECTORS

Rob Brilon, *Chairman, CEO Duraswitch*
...y Van Zeeland, *CTO, Duraswitch*
...n Hall, *CEO, Advantage Marketing Systems*
...ill Peelle, *Peelle Law Offices Co.*
...chael Van Zeeland, *Post-doctoral Researcher,*
...neral Atomics

MANAGEMENT TEAM

...ob Brilon, *CEO, President and CFO*
...y Van Zeeland, *Chief Technology Officer*
...eather Beshears, *VP Corporate Communications*
... Kuhn, *VP Business Development*
...borah Moore, *VP Finance and Administration*

COMMON STOCK

...ted on the Nasdaq SmallCap Market
Stock Symbol DSWT

INVESTOR RELATIONS

...eather Beshears
...ce President, Corporate Communications
Duraswitch
234 South Extension
Mesa, Arizona 85210
Tel. 480.586.3357
shareholder@duraswitch.com

TRANSFER AGENT AND REGISTRAR

For information about address changes, consolidation of accounts and lost stock certificates, contact:
Computershare Trust Company
P.O. Box 1596
Denver, Colorado 80201
Tel. 303.262.0600
www.computershare.com

INDEPENDENT PUBLIC AUDITOR

Deloitte & Touche, LLP
2901 North Central Avenue, Suite 1200
Phoenix, Arizona 85012-2799
Tel. 602.234.5100

CORPORATE COUNSEL

Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
Tel. 602.445.8000

SEC FILINGS AND INVESTOR INFORMATION

...raswitch makes its SEC filings available on its website, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and other filings, as soon as reasonably practicable after filing with, or furnishing to the Securities and Exchange Commission.

...e post on our website at www.duraswitch.com, the charters of our Audit, Compensation, and Nominations and Corporate Governance committees; our Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations.

...request a complete copy of the Form 10-K, or any other investor materials, contact Investor Relations, Duraswitch, 234 South Extension, Mesa, AZ 85210, via phone at 480.586.3300, or access the Company's website www.duraswitch.com to download information or to be added to our mailing list.

South Extension, Mesa Arizona 85210

480.586.3300 Fax: 480.844.9625

aswitch.com